FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Incorporation by Reference

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (“SEC”) on September 30, 2010 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-165049) of the registrant, filed with the SEC on February 24, 2010, as amended by the Post-Effective Amendment No. 1 thereto, filed with the SEC on September 8, 2010.

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Nomura Holdings, Inc. Interim Operating and Financial Review

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 21, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Exhibit 1

NOMURA HOLDINGS, INC.

INTERIM OPERATING AND FINANCIAL REVIEW

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Company”, “Nomura”, “Nomura Group”, “we”, “us” and “our” are to Nomura Holdings, Inc. and, except as the context otherwise requires, its consolidated subsidiaries. As part of certain line items in Nomura’s financial statements and information included in this Form 6-K, references to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” and “¥” are to the lawful currency of Japan and references to “U.S. dollars” and “$” are to the lawful currency of the United States of America (“U.S.”).

All ownership data with respect to us presented in this Form 6-K is presented based on the voting interest directly or indirectly held by us. Our voting interest is presented in accordance with Japanese reporting requirements, pursuant to which the amount presented with respect to each subsidiary is the percentage of voting rights of such subsidiary held directly by us or our subsidiaries. For example, wholly-owned subsidiaries of our subsidiaries are listed as 100%, regardless of the level of our direct interest in the intermediate subsidiaries.

Amounts shown within this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to us presented in this Form 6-K is presented on a consolidated basis. Our fiscal year ends on March 31 of each year. We prepare interim consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our interim consolidated financial statements, including the notes thereto, for the six months ended September 30, 2011 and 2012 are included elsewhere in this Form 6-K. The interim consolidated financial statements included in this Form 6-K have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent auditors.

Recent Developments

Recent Developments in Capital Adequacy Regulations. In December 2010, the Basel Committee on Banking Supervision (“Basel Committee”) issued the overall capital and liquidity reform package from Basel II (“Basel III”) in order to promote a more resilient banking sector. The Basel Committee has been taking an active part towards Basel III implementation in 2013, such as by issuing interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) in July 2012; issuing the frequently asked questions on Basel III’s counterparty credit risk rules in November 2011, and in July and November 2012; and announcing its third progress report on Basel III implementation in October 2012. In addition to the Basel III implementation, the Financial Stability Board and the Basel Committee at the Group of Twenty (“G-20”) summit in November 2011 identified global systemically important financial institutions (“G-SIFIs”) on which additional capital requirements will be imposed and updated the list of G-SIFIs in November 2012. Also, the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for domestic systemically important financial institutions (“D-SIFIs”), extending the framework for G-SIFIs to D-SIFIs. Reflecting the release of the interim rules for the capitalization of bank exposures to CCPs from the Basel Committee, the Financial Services Agency (“FSA”) has been working to revise the Capital Adequacy Notice on Final Designated Parent Company. For further information on Basel III, please see “Consolidated Regulatory Requirements” herein.

Amendment to Financial Instruments and Exchange Act (“FIEA”). A bill to amend the FIEA was submitted to the Diet of Japan on March 9, 2012 and was passed on September 6, 2012. A part of the amendment, based on the declaration reached at the G-20 Pittsburg Summit in September 2009 to enhance transparency of the settlement of over-the-counter (“OTC”) derivative transactions, requires Financial Instruments Business Operators to trade certain OTC derivative contracts through an electronic trading platform and to report such OTC derivative contracts to repositories. The amendment is scheduled to become effective within three years from its promulgation.

Recovery and Resolution Plans. On July 19, 2011, the Financial Stability Board published a consultative document to establish a global framework to improve the capacity of authorities to resolve failing systemically important financial institutions without systemic disruption and exposing taxpayers to the risk of loss. The proposed measures require G-SIFIs to prepare and maintain recovery and resolution plans (“RRPs”) by December 2012. In light of this global framework, on August 9, 2011, the Financial Services Authority in the United Kingdom (“U.K. FSA”) published a consultation on its proposals for RRPs. The consultation covered the requirement for banks and large investment firms in the U.K. regardless of whether they are G-SIFIs to prepare and maintain RRPs, while a separate discussion paper explores matters relevant to the resolution of financial services firms, including the resolution of trading books, enhancing the resolution toolkit and bail-ins. In May 2012, the U.K. FSA published a feedback statement setting out the approach being taken by the U.K. FSA to ensure firms develop appropriate recovery plans and resolution packs. The feedback statement provides firms with clarity regarding what they are expected to do while final rules are being adjusted to take into account developments in the international arena. A draft of the core rules was published with the feedback statement and final rules are expected by the end of 2012.

Markets in Financial Instruments Directive (“MiFID II”). On October 20, 2011, the European Commission published draft legislation for MiFID II. The draft legislation has been split into two parts: the Markets in Financial Instruments Directive and the Markets in Financial Instruments Regulation (MiFIR). The draft legislation seeks to introduce wide reaching changes to markets, including the extension of market transparency rules into non-equities and potentially reducing the size of the OTC derivative market by pushing derivatives onto exchanges. The proposed legislation is expected to come into force in 2015.

European Market Infrastructure (“EMIR”). EMIR is the European Union legislation to implement the G-20 commitment made in 2009 that all standardized OTC derivatives should be centrally cleared, all OTC derivatives should be reported to a trade repository and all non-centrally cleared contracts should be subject to higher capital requirements. EMIR came into force in August 2012 and as a practical matter is practically expected to be enforced by mid-2013. The European Supervisory Authorities are drafting detailed rules which will be approved by the European Commission.

U.K. Regulatory Reform. In early 2013, the Financial Services and Markets Bill 2010 is expected to be formally enacted which will see U.K. financial services regulation split into a “twin peaks” approach. The Prudential Regulatory Authority (“PRA”) will be formed as a subsidiary of the Bank of England and will be responsible for the prudential supervision of a number of large deposit takers, investment firms and insurers. The Financial Conduct Authority (“FCA”) will be a separate entity and will be responsible for the prudential supervision of firms not supervised by the PRA and for market conduct matters for all authorized firms. Ahead of this formal structure being put in place, the U.K. FSA has, as an interim measure, separated itself into two main operating units internally, the Prudential Business Unit and the Conduct Business Unit, mirroring the scope of activities the PRA and FCA will carry out. Further information on the new regulatory structure and on the preparations being made (including consultations on amendments which will be made to the U.K. FSA Handbook of rules and guidance) can be found on the U.K. FSA’s website.

Risk Factors

There is no significant change from the risks as previously disclosed in Part I, Item 3.D "Risk Factors" of our annual report on Form 20-F for the year ended March 31, 2012.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information.

Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to differ materially from any future results, performance, achievements or financial position expressed or implied by any forward-looking statements contained in this report. Such risks, uncertainties and other factors are set forth in “Risk Factors” above and in Item 3.D of our annual report on Form 20-F for the full year ended March 31, 2012, as well as elsewhere in this Form 6-K.

Operating and Financial Review and Prospects

Results of Operations—Six Months Ended September 30, 2011 and 2012

The interim consolidated financial statements included in this Form 6-K have not been audited but have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent auditors. The unaudited interim consolidated financial statements are prepared on a basis substantially consistent with the audited consolidated financial statements included in our Form 20-F filed on June 27, 2012.

Overview

The following table provides selected consolidated statements of income information for the six months ended September 30, 2011 and 2012.

	Millions of yen except per share data
	Six months ended September 30
	2011	2012
Non-interest revenues:
Commissions	¥182,706	¥149,646
Fees from investment banking	27,589	27,514
Asset management and portfolio service fees	75,767	67,224
Net gain on trading	93,484	173,328
Gain (loss) on private equity investments	(8,265)	(5,088)
Gain (loss) on investments in equity securities	(3,141)	5,909
Other	196,342	285,983

Total non-interest revenues	564,482	704,516
Net interest revenue	67,472	66,417

Net revenue	631,954	770,933
Non-interest expenses	642,228	715,850

Income (loss) before income taxes	(10,274)	55,083
Income tax expense	15,947	43,646

Net income (loss)	(26,221)	11,437

Less: Net income attributable to noncontrolling interests	2,100	6,737

Net income (loss) attributable to NHI shareholders	¥(28,321)	¥4,700

Return on shareholders’ equity (annualized)(1)	(2.7%)	0.4%

(1)	Calculated as Net income (loss) attributable to NHI shareholders divided by average Total NHI shareholders’ equity multiplied by two.

Net revenue increased by 22.0% from ¥631,954 million for the six months ended September 30, 2011 to ¥770,933 million for the six months ended September 30, 2012. Commissions decreased by 18.1%, due primarily to decreasing brokerage commissions. Asset management and portfolio service fees decreased by 11.3%, due primarily to a decrease in assets under management driven by the impact of weakened market conditions. Net gain on trading increased by 85.4%, due primarily to an increase in bond trading in our Americas region. Other increased by 45.7%, due primarily to the increase in revenues associated with Nomura Land and Building Co., Ltd. (“NLB”) due to the fact that NLB was a consolidated subsidiary for the full six months ended September 30, 2012, while NLB was a consolidated subsidiary for only part of the six months ended September 30, 2011.

Net interest revenue was ¥66,417 million for the six months ended September 30, 2012 and ¥67,472 million for the six months ended September 30, 2011. Net interest revenue is a function of the level and the mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of our trading business. In assessing the profitability of our overall business and of our Wholesale operation in particular, we view net interest revenue and non-interest revenues in aggregate.

Non-interest expenses increased by 11.5% from ¥642,228 million for the six months ended September 30, 2011 to ¥715,850 million for the six months ended September 30, 2012, due primarily to the increase in expenses associated with NLB due to the fact that NLB was a consolidated subsidiary for the full six months ended September 30, 2012, while NLB was a consolidated subsidiary for only part of the six months ended September 30, 2011.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Between April 1, 2004 and March 31, 2012, our effective statutory tax rate was 41%. Due to the revisions of domestic tax laws during the third quarter ended December 31, 2011, effective statutory tax rates are 38% for the fiscal years beginning between April 1, 2012 and March 31, 2015, and 36% thereafter. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

For the six months ended September 30, 2011, the difference between the effective statutory tax rate of 41% and the effective tax rate of negative 155.2% was mainly due to an increase in valuation allowance of foreign subsidiaries, whereas non-taxable revenues increased the effective tax rate.

For the six months ended September 30, 2012, the difference between the effective statutory tax rate of 38% and the effective tax rate of 79.2% was mainly due to non-deductible expenses, different tax rates and changes in effective statutory tax rates applicable to income (loss) of foreign subsidiaries, whereas non-taxable revenues and a decrease in valuation allowance of foreign subsidiaries reduced the effective tax rate.

Net income attributable to NHI shareholders was ¥4,700 million for the six months ended September 30, 2012 and net loss attributable to NHI shareholders was ¥28,321 million for the six months ended September 30, 2011. Our annualized return on shareholders’ equity was 0.4% for the six months ended September 30, 2012 and negative 2.7% for the six months ended September 30, 2011.

Retail

In Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual clients in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

	Millions of yen
	Six months ended September 30
	2011	2012
Non-interest revenues	¥176,685	¥161,906
Net interest revenue	1,484	1,591

Net revenue	178,169	163,497
Non-interest expenses	145,426	140,347

Income before income taxes	¥32,743	¥23,150

Net revenue decreased by 8.2% from ¥178,169 million for the six months ended September 30, 2011 to ¥163,497 million for the six months ended September 30, 2012. The primary factor for the decreased net revenue was due to a decrease in commissions from distribution of investment trusts.

Non-interest expenses decreased by 3.5% from ¥145,426 million for the six months ended September 30, 2011 to ¥140,347 million for the six months ended September 30, 2012.

Income before income taxes decreased by 29.3% from ¥32,743 million for the six months ended September 30, 2011 to ¥23,150 million for the six months ended September 30, 2012.

The graph below shows the revenue generated by instrument in terms of Retail non-interest revenues for the six months ended September 30, 2011 and 2012.

As shown above, the proportion of Retail non-interest revenues from investment trusts and asset management decreased from 60% for the six months ended September 30, 2011 to 55% for the six months ended September 30, 2012, due primarily to a decrease in commissions from distribution of investment trusts. The proportion of Retail non-interest revenues from equities was at 15% for both six months ended September 30, 2011 and 2012. The proportion of Retail non-interest revenues from bonds increased from 23% for the six months ended September 30, 2011 to 28% for the six months ended September 30, 2012, due primarily to an increase in sales of bonds. The proportion of Retail non-interest revenues from insurance was at 2% for both six months ended September 30, 2011 and 2012.

The following graph shows amounts and details regarding the composition of retail client assets at September 30, 2011 and 2012.

Total retail client assets increased by ¥1.2 trillion from ¥66.1 trillion at September 30, 2011 to ¥67.3 trillion at September 30, 2012. Retail client assets consist of clients’ assets held in our custody and assets relating to insurance products.

Asset Management

Our Asset Management segment is conducted principally through Nomura Asset Management Co., Ltd. (“NAM”). We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd. (“NSC”), other brokers, banks, Japan Post Bank Co., Ltd. and Japan Post Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenue primarily consists of asset management and portfolio services fees that are attributable to Asset Management.

	Millions of yen
	Six months ended September 30
	2011	2012
Non-interest revenues	¥33,110	¥30,677
Net interest revenue	1,684	1,180

Net revenue	34,794	31,857
Non-interest expenses	22,635	21,927

Income before income taxes	¥12,159	¥9,930

Net revenue decreased by 8.4% from ¥34,794 million for the six months ended September 30, 2011 to ¥31,857 million for the six months ended September 30, 2012, due primarily to the impact of weakened market conditions.

Non-interest expenses decreased by 3.1% from ¥22,635 million for the six months ended September 30, 2011 to ¥21,927 million for the six months ended September 30, 2012.

Income before income taxes decreased by 18.3% from ¥12,159 million for the six months ended September 30, 2011 to ¥9,930 million for the six months ended September 30, 2012.

The following table sets forth assets under management of each principal Nomura entity within Asset Management as of the dates indicated.

	Billions of yen
	September 30
	2011	2012
Nomura Asset Management Co., Ltd.(1)	¥24,860	¥24,919
Nomura Funds Research and Technologies Co., Ltd.	2,338	2,366
Nomura Corporate Research and Asset Management Inc.	1,238	1,557
Nomura Private Equity Capital Co., Ltd.	537	550
Nomura Funds Research and Technologies America, Inc.	345	168

Combined total	29,317	29,559

Overlapping asset accounts among group companies	(6,597)	(6,866)

Total	¥22,720	¥22,693

(1)	In April 2012, Nomura Asset Management Deutschland KAG mbH became a consolidated subsidiary of Nomura Asset Management Co., Ltd. As a result, certain prior period amounts have been reclassified to conform to the current period presentation.

Assets under management were ¥22.7 trillion as of September 30, 2012, at approximately the same level as assets under management as of September 30, 2011. The greatest proportion of these assets was managed by NAM with assets under management of ¥24.9 trillion as of September 30, 2012.

Domestic publicly offered investment trust assets included in the assets under management by NAM were ¥13.0 trillion as of September 30 2012, a ¥0.3 trillion or 2% increase from September 30, 2011. We saw solid inflows into our products during the six months ended September 30, 2012. For the investment advisory business, assets under management were ¥8.8 trillion as of September 30, 2012, a ¥0.4 trillion or 5% decrease from September 30, 2011.

The following table shows NAM’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. As of September 30, 2012, NAM’s market share was 22% for publicly offered investment trusts, 17% for stock investment trusts and 44% for bond investment trusts.

	September 30
	2011	2012
Total of publicly offered investment trusts	22%	22%
Stock investment trusts	17%	17%
Bond investment trusts	43%	44%

Wholesale

In Wholesale, we are engaged in the sales and trading of debt and equity securities and currencies on a global basis to various institutions, providing investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and investing in private equity businesses with the goal of maximizing returns on these investments by increasing the corporate value of investee companies.

	Millions of yen
	Six months ended September 30
	2011	2012
Non-interest revenues	¥154,857	¥190,228
Net interest revenue	66,675	68,749

Net revenue	221,532	258,977
Non-interest expenses	308,103	267,335

Income (loss) before income taxes	¥(86,571)	¥(8,358)

Certain prior period amounts have been reclassified to conform to the current period presentation.

Net revenue increased by 16.9% from ¥221,532 million for the six months ended September 30, 2011 to ¥258,977 million for the six months ended September 30, 2012.

Non-interest expenses decreased by 13.2% from ¥308,103 million for the six months ended September 30, 2011 to ¥267,335 million for the six months ended September 30, 2012.

Loss before income taxes were ¥86,571 million and ¥8,358 million for the six months ended September 30, 2011 and 2012, respectively.

The breakdown of net revenue for Wholesale is as follows:

	Millions of yen
	Six months ended September 30
	2011	2012
Fixed Income	¥111,097	¥160,048
Equities	90,031	69,242
Investment Banking (Net)	30,630	30,908
Investment Banking (Other)	(10,226)	(1,221)

Investment Banking	20,404	29,687

Net revenue	¥221,532	¥258,977

Investment Banking (Gross)	¥56,078	¥65,510

Certain prior period amounts have been reclassified to conform to the current period presentation.

For Fixed Income, net revenue increased by 44.1% from ¥111,097 million for the six months ended September 30, 2011 to ¥160,048 million for the six months ended September 30, 2012, due primarily to growth in stable client inflows of all products. For Equities, net revenue decreased by 23.1% from ¥90,031 million for the six months ended September 30, 2011 to ¥69,242 million for the six months ended September 30, 2012, due primarily to continued declines in market turnover globally and decreases in client revenues. For Investment Banking, net revenue increased by 45.5% from ¥20,404 million for the six months ended September 30, 2011 to ¥29,687 million for the six months ended September 30, 2012, due primarily to equity capital market revenues and revenues from advising on cross-border M&A transactions.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 16 “Segment and geographic information” to our interim consolidated financial statements.

Net revenue was ¥201,098 million for the six months ended September 30, 2011 and ¥310,570 million for the six months ended September 30, 2012. Non-interest expenses were ¥166,064 million for the six months ended September 30, 2011 and ¥286,241 million for the six months ended September 30, 2012. Income before income taxes in other operating results was ¥35,034 million for the six months ended September 30, 2011 and ¥24,329 million for the six months ended September 30, 2012.

Other operating results for the six months ended September 30, 2012 include losses of ¥6.2 billion from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness, the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥1.1 billion and the gains from changes in counterparty credit spreads of ¥15.5 billion.

Number of Employees

The following table shows the number of our employees as of the dates indicated:

	September 30
	2011	2012
Japan	22,183	22,020
Europe	4,492	3,940
Americas	2,537	2,425
Asia and Oceania	6,485	6,430

Total	35,697	34,815

Summary of Regional Contributions

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 16 “Segment and geographic information” to our interim consolidated financial statements.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate.

Translation Exposure

A significant portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars, British pounds and Euros. We prepare financial statements of each of our consolidated entities in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of income unless and until we dispose of, or liquidate, the relevant foreign subsidiary, which historically has not occurred, and which we do not expect to occur frequently.

Critical Accounting Policies and Estimates

Use of Estimates

In preparing our interim consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these interim consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the interim consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair Value for Financial Instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized through earnings or other comprehensive income (loss) on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with Accounting Standards CodificationTM (“ASC”) 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of valuation inputs used to establish fair value.

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 4% as of September 30, 2012 as listed below:

	Billions of yen, except percentage
	September 30, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥7,716	¥7,464	¥655	¥—	¥15,835	4%
Derivative assets	535	23,590	376	(23,225)	1,276
Derivative liabilities	610	23,583	358	(23,297)	1,254

See Note 2 “Fair value of financial instruments” to our interim consolidated financial statements.

Private Equity Business

All private equity investments made by investment company subsidiaries pursuant to the provisions of ASC 946 “Financial Services—Investment Companies” (“ASC 946”) are accounted for at fair value, with changes in fair value recognized through earnings.

The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow valuation technique which incorporates estimated future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuation techniques such as Enterprise Value/earnings before interest, taxes, depreciation and amortization ratios, Price/Earnings ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3 since the valuation inputs such as those mentioned above are usually unobservable or there is significant uncertainty.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. For more information on our private equity activities, see “Private Equity Business” below.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposure. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of September 30, 2012.

	Millions of yen
	September 30, 2012
	Japan	Asia and Oceania	Europe	Americas	Total(1)
CMBS(2)	¥2,736	¥—	¥10,258	¥59,828	¥72,822
RMBS(3)	32,085	323	45,572	186,674	264,654
Commercial real estate-backed securities	7,291	—	—	—	7,291
Other securitization products(4)	37,330	333	23,300	111,865	172,828

Total	¥79,442	¥656	¥79,130	¥358,367	¥517,595

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860 “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposures.
(2)	We have ¥11,093 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of September 30, 2012.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (“CMO”) because their credit risks are considered minimal.
(4)	Includes collateralized loan obligations (“CLO”), collateralized debt obligations (“CDO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans, student loans, home equity loans.

The following table provides our exposure to CMBS by geographic region and the external credit ratings of the underlying collateral as of September 30, 2012. Ratings are based on the lowest ratings given by Standard & Poor’s Financial Services LLC, Moody’s Investors Service, Inc., Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of September 30, 2012.

	Millions of yen
	September 30, 2012
	AAA	AA	A	BBB	BB	B	Others	GSE(1)	Total
Japan	¥50	¥496	¥914	¥966	¥—	¥—	¥310	¥—	¥2,736
Europe	—	—	4,576	769	3,237	621	1,055	—	10,258
Americas	10,205	3,305	9,602	10,655	21,010	257	4,794	—	59,828

Total	¥10,255	¥3,801	¥15,092	¥12,390	¥24,247	¥878	¥6,159	¥—	¥72,822

(1)	“GSE” refers to government sponsored enterprises.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually initially provided through a commitment, we have both funded and unfunded exposures to these transactions.

The following table sets forth our exposure to leveraged finance by geographic region of the target company as of September 30, 2012.

	Millions of yen
	September 30, 2012
	Funded	Unfunded	Total
Japan	¥12,459	¥1,750	¥14,209
Europe	48,047	3,885	51,932
Americas	5,438	74,485	79,923
Asia and Oceania	1,908	437	2,345

Total	¥67,852	¥80,557	¥148,409

Special Purpose Entities

Our involvement with SPEs includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Note 6 “Securitizations and Variable Interest Entities” to our interim consolidated financial statements.

Accounting Developments

See Note 1 “Summary of accounting policies: New accounting pronouncements recently adopted” to our interim consolidated financial statements.

Private Equity Business

We make private equity investments primarily in Japan and Europe.

Private equity investments made by certain entities which we consolidate under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 are accounted for at fair value, with changes in fair value recognized through earnings. Investment company accounting applied by each of these investment company subsidiaries is retained in our interim consolidated financial statements.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to us. In accordance with our investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method of accounting. Such investments may generally only be made by investment company subsidiaries. Non-core businesses are defined as those engaged in activities other than our business segments.

We also have a subsidiary which is not an investment company but which makes investments in entities engaged in our core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because of election of the fair value option or other U.S. GAAP requirements.

Private Equity Business in Japan

We have an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”).

Since its inception in 2000, NPF has made investments in 21 entities and exited from all these investments as of September 30, 2012.

NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore carries all of its investments at fair value, with changes in fair value recognized through earnings.

We also make private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company subsidiary as it invests in the entities engaged in our core business. We elected the fair value option to account for our 47.0% investment in the common stock of Ashikaga Holdings Co., Ltd and it is reported in Private equity investments and Other assets—Other in the consolidated balance sheets.

Private Equity Business in Europe

In Europe, our private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure for our European private equity business, on March 27, 2002, we restructured PFG and, as a result, contributed our investments in certain of our remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of us, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, we ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore we continue to account for these investments at fair value, with changes in fair value recognized through earnings.

The fair value of the Terra Firma Investments was ¥97,646 million as of September 30, 2012.

Other Terra Firma Funds

In addition to the Terra Firma Investments, we are a 10% investor in a ¥194 billion private equity fund (“TFCP II”) and a 2% investor in a ¥518 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Our total commitment for TFCP II was originally ¥19,423 million and reduced to ¥3,707 million as a result of adjustments for recyclable distributions. As of September 30, 2012, ¥3,290 million had been drawn down for investments.

For TFCP III, our total commitment is ¥9,805 million and ¥9,066 million had been drawn down for investments as of September 30, 2012.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through earnings.

Other Investments

        We also make private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through earnings.

Subsequent events

In November 2012, Nomura International plc, our wholly owned subsidiary, entered into an agreement to sell its investment in Annington Homes to a fund managed by UK private equity firm Terra Firma, which currently manages the investment on behalf of Nomura. The agreement was subject to certain conditions precedent which have been satisfied, and the sale was completed on December 13, 2012. The investment in Annington Homes is carried at fair value with changes in fair value recognized through earnings, and Nomura expects to recognize significant additional revenue from adjusting the carrying value of the investment to approximately ¥115 billion in the third quarter ending December 31, 2012 as the conditions precedent were satisfied and upon completion of the sale. Nomura also expects to derecognize the investment from its consolidated balance sheet on the date of sale in the third quarter ending December 31, 2012. The fair value of the investment as of September 30, 2012 was ¥97.6 billion and has not been adjusted to reflect the sale price achieved after September 30, 2012 because the conditions precedent in the sale agreement had not been fulfilled as of September 30, 2012.

Deferred Tax Assets Information

Details of deferred tax assets and liabilities

Details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities respectively in the consolidated balance sheets as of September 30, 2012 are as follows:

Millions of yen
September 30, 2012
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥72,139
Investments in subsidiaries and affiliates	171,217
Valuation of financial instruments	182,664
Accrued pension and severance costs	29,166
Other accrued expenses and provisions	81,611
Operating losses	287,724
Other	16,492

Gross deferred tax assets	841,013
Less—Valuation allowance	(463,801)

Total deferred tax assets	377,212

Deferred tax liabilities
Investments in subsidiaries and affiliates	81,485
Valuation of financial instruments	66,963
Undistributed earnings of foreign subsidiaries	3,273
Valuation of fixed assets	118,022
Other	7,243

Total deferred tax liabilities	276,986

Net deferred tax assets	¥100,226

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

Legal Proceedings

For a discussion of our litigation and related matters, see Note 15 “Contingencies—Investigations, lawsuits and other legal proceedings” to our interim consolidated financial statements.

Liquidity and Capital Resources

Funding and Liquidity Management

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market-wide events. Liquidity risk management policy is based on liquidity risk appetite which the Group Integrated Risk Management Committee formulates upon delegation by the Executive Management Board (“EMB”). Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of market stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of assets.

We have in place a number of Liquidity Risk Management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; and (5) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash

We control centrally residual cash held at Nomura Group entities for effective utilization purposes. As for the usage of funds, we manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across Nomura Group. The limit for unsecured funding is set by the EMB and monitored closely by Global Treasury.

In order to enable us to transfer funds smoothly among the group entities, we limit issuance of securities by regulated broker-dealers or banking entities. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across Nomura Group.

2. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This enables us to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of assets. The amount of liquidity required is based on an internal model which incorporates the following requirements:

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating.

Collateral requirements to support potential increased intraday collateral requirements from our clearers and settlement agents arising as a result of a two-notch downgrade in our credit rating.

In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model takes into account legal, regulatory and tax restrictions that may impact the ability to freely transfer of liquidity across the entities within the group.

We seek to achieve diversification of our funding sources by market, instrument type, investors and currency in order to reduce our reliance on any one funding source and reduce refinancing risk. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities. We issue structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivative positions and/or the underlying assets to maintain funding consistency with our unsecured long-term debt. The proportion of our non-yen denominated long-term debt decreased to 24.9% of total term debt outstanding as of September 30, 2012 from 28.0% as of March 31, 2012.

2.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists primarily of short-term bank borrowings (including long-term bank borrowings maturing within one year), commercial paper, deposits at banking entities, certificates of deposit and bonds and notes maturing within one year. Deposits at banking entities and certificates of deposit represent customer deposits and certificates of deposit held by our banking subsidiaries.

Our short-term unsecured debt total decreased ¥610.4 billion to ¥2,398.7 billion as of September 30, 2012 from ¥3,009.1 billion as of March 31, 2012 mainly due to a ¥317.4 billion decrease in short-term bank borrowings to ¥933.3 billion as of September 30, 2012 from ¥1,250.7 billion as of March 31, 2012. The average outstanding balance of commercial paper was ¥264.8 billion for the period ended September 30, 2012.

The table below summarizes our short-term unsecured debt:

	Billions of yen
	March 31, 2012	September 30, 2012
Short-term unsecured debt total(1)	¥3,009.1	¥2,398.7
Short-term bank borrowings	1,250.7	933.3
Other loans	99.0	47.2
Commercial paper	315.6	221.9
Deposit at banking entities	589.8	642.2
Certificates of deposit	234.7	199.3
Bonds and notes maturing within one year	519.3	354.8

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.

2.2 Long-Term Unsecured Debt

We also routinely issue long-term debt in various maturities and currencies to maintain a long-term funding surplus, and to also achieve both cost-effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other bond programs.

As a globally competitive financial service group in Japan, we have access to multiple markets worldwide and major funding centers. The Company, NSC, Nomura Europe Finance N.V. and Nomura Bank International plc are the main entities that conduct external borrowings, issuances of debt instruments and other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as may be necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt.

Our long-term debt increased ¥32.7 billion to ¥6,405.7 billion as of September 30, 2012 from ¥6,373.0 billion as of March 31, 2012, due primarily to ¥55.8 billion increase in long term bank borrowings to ¥2,644.9 billion as of September 30, 2012 from ¥2,589.1 billion as of March 31, 2012. The bonds and notes slightly decreased ¥15.4 billion to ¥3,543.9 billion as of September 30, 2012 from ¥3,559.3 billion as of March 31, 2012. For the period ended on September 30, 2012, Nomura issued ¥155.4 billion of domestic bonds.

The table below summarizes our long-term unsecured debt:

	Billions of yen
	March 31, 2012	September 30, 2012
Long-term unsecured debt total	¥6,373.0	¥6,405.7
Long-term deposit at banking entities	80.2	79.2
Long-term bank borrowings	2,589.1	2,644.9
Other loans	144.4	137.7
Bonds and notes(1)	3,559.3	3,543.9
NHI shareholders’ equity	2,107.2	2,096.6

(1)	Excluding “long-term bonds and notes issued by consolidated VIEs” that meet the definition of VIEs under ASC 810 “Consolidation” and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

2.3 Maturity Profile

We also seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. The average maturity for plain vanilla debt securities and borrowings with maturities longer than one year was 4.11 years as of September 30, 2012. A major part of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for calling notes by indices are individually determined. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 10.94 years as of September 30, 2012. The average maturity of our entire long term debt portfolio, including plain vanilla debt securities and borrowings, was 6.71 years as of September 30, 2012. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

(1)	Redemption schedule is individually estimated by considering the probability of redemption. Due to structure bias, we use probability adjusted by a certain stress factor.

2.4 Secured Borrowings

We typically fund our trading activities on a secured basis through secured borrowings, repurchase agreements and Japanese “Gensaki” transactions. Repo transactions involve the selling of government and government agency securities under agreements with clients to repurchase these securities from clients. Japanese “Gensaki” transactions have no margin requirements or substitution right. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We manage the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, providing with a various range and types of securities collateral and actively seeking to term out the tenor of certain transactions. For more detail on secured borrowings and repurchase agreements, see Note 4 “Collateralized transactions” to our interim consolidated financial statements.

3. Management of Credit Lines to Nomura Group Entities

We maintain committed facility agreements with financial institutions for Nomura Group entities in order to provide contingent financing sources. Total of unused committed facilities decreased by ¥43.3 billion to ¥95.0 billion as of September 30, 2012 from ¥138.3 billion as of March 31, 2012. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on the facilities. We occasionally test the effectiveness of our drawdown procedures.

4. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor our sufficiency of liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess our liquidity requirements under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under company-specific and broad market wide events, including potential credit rating downgrades at the parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow” framework.

To ensure a readily available source for a potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of September 30, 2012, our liquidity portfolio was ¥5,306.7 billion which generated a liquidity surplus taking into account a stress scenario as defined in our liquidity risk policy. We recognize that the liquidity standards for financial institutions continue to be the subject of further discussion among the relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area. Our liquidity portfolio is composed of the following highly liquid products.

	Billions of yen
	March 31, 2012	September 30, 2012
Liquidity portfolio	¥5,427.7	¥5,306.7
Cash, cash equivalent and time deposits	1,137.3	698.2
Government securities	3,877.4	4,179.4
Others	413.0	429.1

In addition to the liquidity portfolio, we have ¥1,321.9 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of September 30, 2012 was ¥6,628.6 billion—this represented 220.3% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2012	September 30, 2012
Net liquidity value of other unencumbered assets	¥1,289.6	¥1,321.9
Liquidity portfolio	5,427.7	5,306.7

Total	¥6,717.3	¥6,628.6

In the stress test, we assume the cash outflow as shown below and also consider the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from:

(i)	Upcoming maturities of unsecured debt (maturities less than one year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios assumes no liquidation of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collateralization of clearing banks and depositories, drawdowns on loan commitments and loss of liquidity from market losses on inventory.

In 2008, the Basel Committee published Principles for Sound Liquidity Risk Management and Supervision. To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonised” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

After an observation period, the LCR, including any revisions, will be introduced on January 1, 2015. The NSFR, including any revisions, will move to a minimum standard by January 1, 2018.

5. Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of the Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to operations at central banks including but not exclusively the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities, as was generally the case for a number of years. For the six months ended September 30, 2012, we recorded net cash inflows from operating activities and investing activities as discussed in the comparative analysis mentioned below.

The following is the summary information on our consolidated cash flows for the six months ended September 30, 2011 and 2012:

	Billions of yen
	Six months ended September 30
	2011	2012
Net cash provided by (used in) operating activities	¥(900.1)	¥127.2
Net income (loss)	(26.2)	11.4
Trading assets and private equity investments	(1,260.5)	(1,057.9)
Trading liabilities	(673.4)	(364.9)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	810.4	1,002.6
Securities borrowed, net of securities loaned	9.6	1,258.1
Other, net	239.9	(722.0)
Net cash provided by investing activities	43.3	31.2
Net cash used in financing activities	(183.2)	(494.8)
Long-term borrowings, net	(309.5)	(227.8)
Short-term borrowings, net	(30.8)	(310.4)
Other, net	157.1	43.3
Effect of exchange rate changes on cash and cash equivalents	(28.6)	(17.5)

Net decrease in cash and cash equivalents	(1,068.7)	(353.8)
Cash and cash equivalents at beginning of period	1,620.3	1,070.5

Cash and cash equivalents at end of period	¥551.6	¥716.7

See the consolidated statements of cash flows in our interim consolidated financial statements for more detailed information.

For the six months ended September 30, 2012, our cash and cash equivalents decreased by ¥353.8 billion to ¥716.7 billion. Net cash of ¥494.8 billion was used in financing activities due to cash outflows of ¥538.2 billion by net payments of Long-term borrowings and Short-term borrowings. As part of trading activities, while there were net cash outflows of ¥1,422.8 billion from cash outflows due to an increase in Trading assets and Private equity investments and a decrease in Trading liabilities, these cash outflows were offset by net cash inflows of ¥2,260.7 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Securities borrowed and Securities loaned. As a result, net cash of ¥127.2 billion was provided by operating activities.

For the six months ended September 30, 2011, our cash and cash equivalents decreased by ¥1,068.7 billion to ¥551.6 billion. Net cash of ¥183.2 billion was used in financing activities due to cash outflows of ¥309.5 billion by net payments of Long-term borrowings. As part of trading activities, while there were net cash outflows of ¥1,933.9 billion from cash outflows due to an increase in Trading assets and Private equity investments and a decrease in Trading liabilities, these cash outflows were offset by net cash inflows of ¥820.0 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Securities borrowed and Securities loaned. As a result, net cash of ¥900.1 billion was used in operating activities.

Balance Sheet and Financial Leverage

Total assets as of September 30, 2012, were ¥35,394.3 billion, a decrease of ¥303.0 billion compared to ¥35,697.3 billion as of March 31, 2012. This decrease was due primarily to decreases in Cash and cash equivalents and Securities borrowed. Total liabilities as of September 30, 2012, were ¥33,006.9 billion, a decrease of ¥301.3 billion compared to ¥33,308.2 billion as of March 31, 2012. This decrease was due primarily to a decrease in Trading liabilities and Long-term borrowings. NHI shareholders’ equity as of September 30, 2012 was ¥2,096.6 billion, a decrease of ¥10.6 billion compared to ¥2,107.2 billion as of March 31, 2012. This decrease was due to a decrease in Accumulated other comprehensive income.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a leverage ratio and adjusted leverage ratio primarily for benchmarking purposes so that users of this Form 6-K can compare our leverage against other financial institutions. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table sets forth total NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31, 2012		September 30, 2012
NHI shareholders’ equity	¥2,107.2		¥2,096.6
Total assets(1)	35,697.3		35,394.3
Adjusted assets(2)	21,954.7		22,324.9
Leverage ratio(3)	16.9	x	16.9	x
Adjusted leverage ratio(4)	10.4	x	10.6	x

(1)	Reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported leverage and adjusted leverage ratios as of March 31, 2012 and September 30, 2012.
(2)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed.
(3)	Equals total assets divided by NHI shareholders’ equity.
(4)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets decreased by 0.8% reflecting primarily a decrease in Cash and cash equivalents and Security borrowed. NHI shareholders’ equity decreased by 0.5%. As a result, our leverage ratio is at 16.9 times as of September 30, 2012, almost at same level as of March 31, 2012.

Adjusted assets increased due primarily to an increase in Trading assets. As a result, our adjusted leverage ratio went up from 10.4 times as of March 31, 2012 to 10.6 times as of September 30, 2012.

Capital Management

Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We review levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

Dividends

Nomura believes that pursuing a sustainable increase in shareholder value and paying dividends are essential to generating returns to our shareholders. Nomura will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment, as well as the Company’s consolidated financial performance.

Nomura paid dividend of ¥2.0 per share for the first half in line with its dividend policy for the fiscal year ended March 31, 2013.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2008	¥8.50	¥8.50	¥8.50	¥8.50	¥34.00
2009	8.50	8.50	8.50	—	25.50
2010	—	4.00	—	4.00	8.00
2011	—	4.00	—	4.00	8.00
2012	—	4.00	—	2.00	6.00
2013	—	2.00

Stock Repurchases

We consider repurchase of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment and to increase shareholder value. We make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines.

Preferred Stock

Effective June 28, 2011, in order to respond to Basel III capital adequacy requirements, we have amended our Articles of Incorporation to enable issuance of each class of preferred stock with a provision for redemption upon the occurrence of certain events. We do not have plans to issue preferred stocks as of December 21, 2012. The amendment did not result in any change to the total number of shares authorized to be issued.

Consolidated Regulatory Requirements

The Financial Services Agency (“FSA”) established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

Beginning from the end of March 2009, we elected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” as permitted under the provision in “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.”, although we continue to be monitored as a financial conglomerate governed by the Financial Conglomerates Guideline.

The Company has been assigned as a Final Designated Parent Company who must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”) in April 2011. Since then, we have been calculating our Basel II-based consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. Note that the Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and we have calculated our Basel 2.5-based consolidated capital adequacy ratio since December 2011.

In accordance with Article 3 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is calculated based on the amounts of qualifying capital, credit risk-weighted assets, market risk and operational risk. Also in accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio should be higher than 8%. As of September 30, 2012, we were in compliance with this requirement, with a consolidated capital adequacy ratio of 17.3%.

The following table presents the Company’s consolidated capital adequacy ratio as of March 31, 2012 and September 30, 2012:

	Billions of yen, except ratios
	March 31, 2012	September 30, 2012
Qualifying Capital
Tier 1 capital	¥2,090.2	¥2,115.0
Tier 2 capital	319.6	318.9
Tier 3 capital	224.3	211.5
Deductions	207.0	227.5

Total qualifying capital	¥2,427.0	¥2,418.0

Risk-Weighted Assets
Credit risk-weighted assets	¥8,324.4	¥7,857.6
Market risk equivalent assets	3,924.6	3,702.0
Operational risk equivalent assets	2,432.0	2,363.0

Total risk-weighted assets	¥14,681.0	¥13,922.6

Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	16.5%	17.3%
Tier 1 capital ratio	14.2%	15.1%

Total qualifying capital is comprised of Tier 1, Tier 2, Tier 3 capital and deduction items. Our Tier 1 capital mainly consists of NHI shareholders’ equity and non-controlling interests less goodwill, certain intangible fixed assets and 50% of expected losses defined in the Capital Adequacy Notice on Final Designated Parent Company. Our Tier 2 and Tier 3 capital consist of subordinated debt classified as Tier 2 and Tier 3 by original maturity and other conditions set out in the Capital Adequacy Notice on Final Designated Parent Company. Deduction items include the remaining 50% of expected losses and strategic holding of financial institution’s stock.

Market risk equivalent assets are calculated by using The Internal Models Approach for market risk. Since the end of December 2011, we are required to calculate market risk equivalent assets under the Basel 2.5 rule, which is significantly larger than under the Basel II rule. On March 31, 2011, we started calculating credit risk-weighted assets and operational risk equivalent assets by using foundation Internal Ratings-Based Approach and The Standardized Approach, respectively, with the approval of the FSA.

We provide Tier 1 capital ratio and consolidated capital adequacy ratio not only to demonstrate that we are in compliance with the requirement set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of our report can compare our capital position against those of other financial groups under the same Basel framework. Management receives and reviews these capital ratios on a regular basis.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework, which is called ‘Basel 2.5’. This announcement states that the Basel Committee’s trading book rules will introduce higher capital requirements to capture the credit risk of complex trading activities, which became effective at the end of 2011. Such trading book rules also include a stressed VaR requirement.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. The proposals include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment charge for over-the-counter derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. These standards will be phased in gradually from 2013. In addition, after two rounds of public consultation and discussions with the Committee on Payment and Settlement Systems (“CPSS”) and the International Organization of Securities Commissions (“IOSCO”), the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which are intended to come into effect as of January 2013 as part of Basel III.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important financial institutions (“G-SIFIs”) and the additional requirements to the G-SIFIs including the recovery and resolution plan. The FSB also announced the group of G-SIFIs will be updated annually and published by the FSB each November. In November 2012, the FSB and the Basel Committee have updated the list of G-SIFIs. We were not designated as a G-SIFI in November 2011 and November 2012. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIFIs to domestic systemically important financial institutions (“D-SIFIs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIFIs.

The FSA introduced notices such as the Capital Adequacy Notice on Final Designated Parent Company on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. It reviewed the Capital Adequacy Notice on Final Designated Parent Company according to Basel 2.5 and Basel III framework and the revised notice in line with Basel 2.5 was implemented at the end of December 2011 and the revised notice in line with Basel III will be implemented at the end of March 2013. It is expected that such regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, including the rules for the capitalization of bank exposures to CCPs.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt is rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a downgrade of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as over-the-counter (“OTC”) derivative transactions.

As of November 30, 2012, the credit ratings of the Company and NSC were as follows:

Nomura Holdings, Inc.	Short-Term Debt	Long-Term Debt
Standard & Poor’s Financial Services LLC	A-2	BBB+
Moody’s Investors Service, Inc.	—	Baa3
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-Term Debt	Long-Term Debt
Standard & Poor’s Financial Services LLC	A-2	A-
Moody’s Investors Service, Inc.	P-2	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Both Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s Financial Services LLC and Moody’s Investors Service, Inc., for unsecured funding and other financing purposes and also for our trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

There has been no change to the ratings in the above table since the date indicated.

Off-Balance Sheet Arrangements

Off-Balance Sheet Entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as a transferor of financial assets to these entities, as well as, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 6 “Securitizations and Variable Interest Entities” to our interim consolidated financial statements.

Repurchase and Securities Lending Transactions Accounted for as Sales

We enter into certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. These consist of repo-to-maturity transactions and certain types of securities transactions.

We enter into repo-to-maturity transactions to take advantage of arbitrage opportunities between the cash security and repo markets. These transactions involve the sourcing of specific securities in the market and contemporaneously entering into repurchase agreements with different counterparties where the maturity of the agreement matches the maturity of the security transferred as collateral. We account for these transactions as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from our consolidated balance sheets under open repo-to-maturity transactions as of March 31, 2012 and September 30, 2012 were ¥39,797 million and ¥18,451 million, respectively.

We engage in certain Japanese securities lending transactions for funding purposes under which we transfer long securities (such as Japanese listed equities). The agreements supporting these transactions include varying margining requirements, but the amount of cash we borrow from our counterparties is typically significantly less than the fair value of securities we lend. We account for these transactions as sales in our interim consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 are met. In particular, we do not maintain effective control over the transferred financial assets as we are not able to be returned the transferred financial assets on substantially agreed terms, even in the event of default by the transferee. Upon adoption of Accounting Standard Update (“ASU”) No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” as of January 1, 2012, Nomura has not derecognized such transactions that started on and after the adoption date. The amounts of securities derecognized from our consolidated balance sheets under open securities lending transactions as of March 31, 2012 and September 30, 2012 were ¥1,930 million and ¥nil million, respectively.

Contractual Obligations

Since March 31, 2012, there have been no other material changes outside our ordinary course of business in connection with our standby letters of credit and other guarantees, long-term borrowings and contractual interest payments, operating lease commitments, capital lease commitments, purchase obligations, commitments to extend credit, commitments to invest in partnerships, commitments to purchase aircraft and commitments to purchase real estate.

For further details on our commitments, contingencies and guarantees, see Note 15 “Commitments, contingencies and guarantees” to our interim consolidated financial statements.

Risk Management

Business activities of Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. Nomura Group has established a risk management framework to provide comprehensive controls, monitoring and reporting of these risks in order to maintain financial soundness and the Company’s corporate values.

Global Risk Management Structure

Governance

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” as the Company’s basic principle and set up the framework for the management of risk of loss based on this. In addition, they are continuously making efforts to improve, strengthen and build up our risk management capabilities under this framework. Besides this, the Group Integrated Risk Management Committee (“GIRMC”), upon delegation of the EMB, has established the Integrated Risk Management Policy, describing the overall risk management framework including the fundamental principles concerning risk management and organization and this is under continuous improvement.

Basic Principles of Risk Management

Nomura Group defines risks as i.) potential erosion of the Nomura Group’s capital base due to unexpected losses from business operations, ii.) potential lack of access to funds due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions, or iii.) potential failure of revenues to cover expenses due to deterioration of earnings environment or deterioration of efficiency or effectiveness of business operations.

It is a fundamental principle that all Directors, Executive Managing Directors, Senior Managing Directors, Corporate Auditors and employees of Nomura Group shall regard themselves as principals of risk management and appropriately manage risks arising in the course of day-to-day business operations. At the same time, Nomura Group practices prudent risk management at an individual entity level within the group and also identifies, evaluates and appropriately manages risks within each of the business departments, risk management departments and internal audit departments, respectively.

Fundamental Policy of Risk Management

Our fundamental policy concerning risk management is to control risks arising in the course of business operations to the confines of the Company’s risk appetite, which is clearly established based on risk tolerance in line with group-wide business strategy, business targets, management strength and financial base. We endeavor to embed this appetite into actual business operations.

Our risk appetite consists of quantitative and qualitative factors. Targets are set for such quantitative factors as capital adequacy, liquidity and profitability. Targets also set for such qualitative factors as Zero Tolerance Risk, which are risk that Nomura shall tolerate to no extent whatsoever, and for Minimum Tolerance Risk, which are risk that we may tolerate to a limited extent in consideration of profit potential, risk mitigation methods, monitoring capability and other factors, respectively.

We endeavor to measure risks using quantitative methods to the greatest extent possible and to continually improve its risk measurement methods. We use economic capital, for the risks measured by quantitative methods collectively and use this as the principal reference for assessment of capital adequacy, capital allocation and risk management. When evaluating risks by quantitative methods, we conduct stress testing as a complementary measure to analyze and evaluate the potential impact of each type of risk on our capital base.

Risk Management Organizations

The organizational structure and core bodies tasked with risk management in the Nomura Group are shown in the following chart.

Executive Management Board

The EMB deliberates on and determines management strategy, allocation of management resources and important management matters of Nomura Group by promoting the effective use of management resources and execution of business with the unified intent of contributing to the increase of shareholder value.

Group Integrated Risk Management Committee

The GIRMC deliberates on and determines important matters concerning integrated risk management of the Nomura Group upon delegation by the EMB for contributing to the sound and effective management of the business. The GIRMC is a core organization for group-wide risk management and establishes the risk appetite for the Nomura Group and the framework of integrated risk management in accordance with the risk appetite.

Chief Risk Officer

The Chief Risk Officer (“CRO”) is responsible for supervising the Risk Management Department and maintaining the effectiveness of the risk management framework independently from the business units within the Nomura Group. The CRO not only regularly reports on the status of the Nomura Group’s risk management to the GIRMC, but also reports to and seeks the approval of the GIRMC on measures required for risk management.

Chief Financial Officer

The CFO has the operational authority and responsibility over our liquidity management. Liquidity risk management policy is based on risk appetite which the GIRMC formulates. Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

Risk Management Departments

The Risk Management Departments is defined as collectively the Group Risk Management Department and departments or units in charge of risk management established independently from the business units of Nomura entities. The Risk Management Departments is responsible for establishing and operating of risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive/Senior Managing Directors and the GIRMC and others and also reporting to regulatory bodies and handling of regulatory applications concerning risk management methods and other items.

Classification and Definition of Risk

The Nomura Group classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Summary Description
Market Risk	Risk of losses arising from fluctuations in values of financial assets and debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit Risk	Risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor or counterparty.

Country Risk	Risk brought about by a country’s political, economic, legal, conventional, religious or other characteristics inherent to the country or risk of losses arising from changes in a country’s situation due to a change of regime, fall in predictability of governmental measures, economic downturn or social turmoil.

Operational Risk	Risk of losses arising from inadequate or failed internal processes, people and systems or external events.

System Risk	Within Operational Risk, risk of losses due to system defects including, without limitation, computer crash or malfunction, or risk of losses due to unauthorized use of computers.

Liquidity Risk	Risk of losses arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions.

Business Risk	Risk of failure of revenues to cover costs due to deterioration of the earnings environment or deterioration of the efficiency or effectiveness of business operations.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of complementary tools to measure, model and aggregate market risk. Our principle statistical measurement tool to assess and limit market risk on an ongoing basis is Value at Risk or VaR. Limits on VaR are set in line with the firm’s risk appetite as expressed through economic capital. In addition to VaR, we use stress testing and sensitivity analysis to measure and analyze our market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors .They are specific to each asset class and cannot usually be aggregated across risk factors. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

As part of our continuous investment to improve risk modelling and remain in line with industry good practise, Nomura enhanced the official VaR model from a ‘variance-covariance’ type model to a ‘historical simulation’ model in October 2011. This methodology change improved the capture of non-linear risks and led to an increased number of time series used in the VaR calculation to capture various basis risks. The two VaR models were run in parallel on the global portfolio from early 2011 until the switch-over in October 2011 to ensure that the model change implications and impacts were well understood. On average, from January to September 2011, a 27% VaR increase was observed from the old to the new VaR model, mainly as a result of better risk capture (e.g. basis risk) and more realistic modelling of tail events. As a result of this model enhancement, Nomura was well prepared for the change in Basel standards that took effect at the end of December 2011.

VaR Methodology Assumptions. Nomura’s VaR methodology now uses historical simulation to estimate potential profit or loss. Historical market moves are repeatedly applied to the Firm’s current exposure, forming a distribution of simulated portfolio returns. From this distribution the required potential losses can be estimated at required confidence levels (probabilities).

VaR is calculated across the Firm at a 99% confidence level. 1-day VaR is used for internal risk management and limits, and 10-day VaR is used for regulatory capital. The 10-day VaR is calculated using actual 10-day historical market moves. For internal information purposes, Nomura also calculates the ‘1% VaR’ which represents the potential profits from the same distribution. Differences between 99% and 1% measures can be used to demonstrate that markets do not always follow a simple statistical probability model. Additionally, Nomura calculates other measures used to complement VaR under recent regulation known as ‘Basel 2.5’. One of these, Stressed-VaR (“SVaR”) is calibrated on a one-year window from a period of financial stress. All VaR and SVaR numbers are calculated within the same system using equivalent assumptions.

The VaR model uses a default historical time window of two years (520 business days). For risk management and backtesting (see below), Nomura uses a weighted VaR. For the calculation of VaR, the probability weight assigned to each P&L in the historical simulation scenarios depends on when it occurred. The older the observation, the lower the weight. An exponential weighting scheme is used with the exponential weights set to 0.995. This choice of parameter implies a weighted average of the data set of 159 business days (just over 7 months).

The SVaR calculation uses one year of market data from ‘a period of financial stress.’ The one-year window is calibrated to be the one with the largest SVaR, given the Firm’s current portfolio. The historical data used for SVaR is not exponentially weighted.

Given a set of historical market moves, Nomura’s VaR model calculates revenues impacts for current portfolio using sensitivities (“greeks”). Using second order sensitivities (“gamma”) for equity, rates, and foreign exchange, the VaR model is able to account for the non-linear pay-off of options. Material basis risks are captured either by using different time series (e.g. stock vs. ADR) or by using sensitivities and basis time series (e.g. Bond / Credit Default Swap (CDS) credit spread basis).

Nomura’s VaR model uses time series for each individual underlying, whenever available. Approximately 25,000 time series are currently maintained in the Firm’s market database. Time series are generally available for all assets but where a complete time series (i.e. 520 business days) cannot be found for a specific underlying, the VaR model will follow a ‘proxy logic’ to map the exposure to an appropriate time series (for example, this would be the case for an option on a recently issued stock). The level of proxying taking place in the VaR model is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

VaR Backtesting. The performance of the Firm’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare 1-day P&L with the corresponding VaR estimate. With a 99% VaR measure, one expects 2-3 exceptions (i.e. loss is larger than VaR) a year. We backtest the VaR model at Firm level as well as at a number of lower levels, and the backtesting results are reviewed on a monthly basis by the Firm’s risk management function.

Limitations and Advantages of VaR. The main advantage of VaR as a risk measure is that it is able to aggregate risk from different asset classes (in contrast with other risk measures sensitivities that cannot be easily aggregated directly). The risk from different divisions of the Firm can therefore easily be compared and aggregated using VaR.

As a risk measure, however, VaR has well documented limitations. One of the main disadvantages with VaR is that it is a backward looking risk measure. Using historical market moves to infer future P&L for a firm, means that we assume that only events that have actually happened are relevant to analyse the risk of a portfolio.

Moreover, VaR only gives an estimate of the loss at a stated (99th) percentile (i.e. in one out of 100 days the loss will be greater than 1d VaR), but not what magnitude of loss that can take place whenever the loss does exceed VaR.

VaR as a risk measure is most appropriate for liquid markets and may understate the financial impact of severe events for which there is no historical precedent or where market liquidity may not be reliable. In particular, historical correlations can break down in extreme markets leading to unexpected relative market moves. This may make positions that off-set each other in VaR modeling move in the same direction thus increase losses.

Nomura is aware of the limitations of the Firm’s VaR model and uses VaR only as one component of a diverse risk management process. Other metrics to supplement VaR include stress testing and sensitivity analysis.

The following tables show our VaR as of each of the dates indicated for substantially all of our trading positions:

	Billions of yen
	Mar. 30, 2012	Apr. 30, 2012	May 31, 2012	Jun. 29, 2012	Jul. 31, 2012	Aug. 31, 2012	Sep. 28, 2012
Equity	¥1.37	¥1.31	¥1.06	¥1.20	¥1.06	¥5.12	¥0.99
Interest Rate	6.53	4.45	5.38	5.70	5.64	5.97	6.59
Foreign Exchange	2.52	2.84	2.40	1.70	1.85	2.05	1.88

Subtotal	10.42	8.59	8.84	8.60	8.54	13.14	9.45
Less:
Diversification Benefit	(3.20)	(3.10)	(3.66)	(3.20)	(3.16)	(7.64)	(2.30)

VaR	¥7.22	¥5.49	¥5.18	¥5.40	¥5.38	¥5.50	¥7.15

VaR
(maximum)	¥7.24	September 7, 2012
(average)	5.51	Average for the period from April 1, 2012 to September 30, 2012
(minimum)	4.33	May 4, 2012

	Billions of yen
	Mar. 31, 2011	Apr. 29, 2011	May 31, 2011	Jun. 30, 2011	Jul. 29, 2011	Aug. 31, 2011	Sep. 30, 2011	Oct. 31, 2011	Nov. 30, 2011	Dec. 30, 2011	Jan. 31, 2012	Feb. 29, 2012	Mar. 30, 2012
Equity	¥1.78	¥1.88	¥1.64	¥1.59	¥1.68	¥2.06	¥1.88	¥2.39	¥1.86	¥1.46	¥1.80	¥1.90	¥1.37
Interest Rate	4.08	4.41	5.13	4.31	5.18	3.37	4.03	6.29	5.28	5.03	4.28	4.83	6.53
Foreign Exchange	4.53	3.93	4.13	3.83	3.68	3.15	2.84	3.18	3.14	3.54	4.06	3.13	2.52

Subtotal	10.40	10.21	10.91	9.72	10.54	8.58	8.75	11.86	10.29	10.03	10.15	9.86	10.42
Less:
Diversification Benefit	(4.12)	(4.13)	(3.80)	(3.72)	(3.69)	(3.60)	(3.59)	(3.71)	(3.68)	(3.63)	(3.73)	(2.50)	(3.20)

VaR	¥6.28	¥6.08	¥7.11	¥6.01	¥6.85	¥4.99	¥5.16	¥8.15	¥6.60	¥6.40	¥6.42	¥7.35	¥7.22

VaR
(maximum)	¥9.72:	October 26, 2011
(average)	6.54:	Average for the period from April 1, 2011 to March 31, 2012
(minimum)	4.92:	September 15, 2011

Overall VaR has slightly decreased since March 31, 2012. VaR relating to interest rate risk slightly increased from ¥6.53 billion at the end of March 2012 to ¥6.59 billion at the end of September 2012. VaR relating to equity risk decreased from ¥1.37 billion at the end of March 2012 to ¥0.99 billion at the end of September 2012 mainly due to reductions in equity volatility. VaR relating to foreign exchange risk decreased from ¥2.52 billion at the end of March 2012 to ¥1.88 billion at the end of September 2012 mainly due to reductions in foreign exchange volatility.

In the preceding year, VaR relating to interest rate risk increased from ¥4.08 billion at the end of March 2011 to ¥6.53 billion at the end of March 2012 mainly due to increase in interest rate related volatility. VaR relating to equity risk decreased from ¥1.78 billion at the end of March 2011 to ¥1.37 billion at the end of March 2012. VaR relating to foreign exchange risk decreased from ¥4.53 billion at the end of March 2011 to ¥2.52 billion at the end of March 2012 mainly due to reductions in foreign exchange volatility.

No backing exceptions were experienced at Group level.

Other Controls

In some business lines or portfolios we use additional controls to control or limit risk taking activity. This may include the requirement for business units to fulfil additional conditions and/or seek additional approvals from senior management committees before the execution of certain types of transactions.

Stress Testing

Nomura Group conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks, including non-linear behaviors. Stress testing for market risk is conducted daily and weekly, scenarios are designed flexibly based upon the features of trading strategies. We conduct stress testing not only at each desk level, but also at the Nomura Group level with a set of common global scenarios in order to capture the impact on the whole company of market fluctuations.

Model Reviews

Models are used within the Firm for valuation and risk management of trading positions, financial reporting, and regulatory and internal capital calculations. The Global Model Validation Group validates the appropriateness and consistency of these models, functioning independently to those who design and build models. As part of this process, the Global Model Validation Group analyzes a number of factors to assess the model’s suitability and to quantify model risk through model reserves and capital adjustments.

Non-Trading Risk

A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥11,951 million at the end of March 2012 and ¥8,222 million at the end of September 2012. The TOPIX closed at 854.35 points at the end of March 2012 and at 737.42 points at the end of September 2012. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

The Nomura Group defines credit risk as risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor.

For controlling credit risk appropriately, the Nomura Group has set out the fundamental principles in its Credit Risk Management Policy, the policy that governs the Firm’s credit risk management, which are important to meet the various needs of our clients whilst taking appropriate risks and ensuring sufficient returns to improve our corporate values. Under these basic principles, we have established a robust and comprehensive credit risk management framework.

The Nomura Group has been applying the Foundation Internal Rating Based Approach in calculating Credit Risk Weighted Asset for regulatory capital calculation since the end of March 2011. However, the Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

Credit Risk Management Framework

Under the credit risk management framework, the GIRMC, upon delegation by the EMB, deliberates on and determines important matters concerning integrated risk management of the Nomura Group and accordingly has established important principles concerning credit risk management as described in the Credit Risk Management Policy and other documents. Also, the Global Risk Management Committee, upon delegation by the GIRMC, deliberates on and determines important matters concerning credit risk management of the Nomura Group based on strategic risk allocation and risk appetite of Nomura Group as determined by the GIRMC.

The Nomura Group has established an organizational structure with an appropriate system of check-and-balances under the CRO. The Credit Planning Unit is responsible for planning or implementation of amending, revising or abolishing Internal Rating Systems, including development, oversight and continuous revising of the Internal Rating Model.

The Credit Department, which is independent from the business units, conducts credit analysis, internal rating assignment, monitoring of credit risk profiles including credit concentration risk and others. Also, the Credit Risk Control Unit (“CRCU”), also independent from the business units and Credit Department, is responsible for monitoring operations, validation and others items for the Internal Rating System. Additionally, the Internal Audit Department, independently from these departments, audits the adequacy of credit risk management.

Method of Credit Risk Management

Internal Rating System. The Nomura Group has established an Internal Rating System to be a unified, exhaustive and objective framework to evaluate credit risk with reasonable manner. Internal Ratings consist of Obligor Ratings, which represent assessment of an Obligor’s creditworthiness, Facility Ratings, which represent assessment of potential unrecoverable loss for a facility in default and SL Rating, which represents the assessment of probability of default of a given Specialised Lending (SL) Transactions. Internal Ratings are classified into 20 grades, which consist of 17 non-default grades and 3 default grades based on creditworthiness. SL is defined in the Capital Adequacy Notice on Final Designated Parent Company as corporate exposure like project finance and object finance.

Obligor Ratings are assigned in principle to obligors which fall into the scope of the credit risk-weighted assets calculation. In order to appropriately reflect the creditworthiness of obligors, Obligor Ratings are not only reviewed periodically at least once a year, but also are reviewed as soon as significant change in the creditworthiness of the Obligor is identified. The Credit Department, functionally independent from the business units, is responsible for assigning Internal Ratings in order to ensure the sound process of rating assignment.

Each SL exposure is assigned SL Ratings which are then mapped to one of five slots of Strong, Good, Satisfactory, Weak and Default for credit risk weighted asset calculation. Frequency and process of SL Ratings reviews are conducted with almost same manner with that of Obligor Rating.

The CRCU, functionally independent from business units and the Credit Department, is responsible for validating the appropriateness of Internal Rating System at least once a year. In addition, the Internal Audit Unit, independent from all the divisions and units mentioned above, is responsible for auditing the appropriateness of the overall Internal Rating System, as part of Internal Audit’s review of credit risk management.

Management of Individual Credit Exposures. The Nomura Group’s main type of credit risk assets are counterparties faced through derivatives transactions or securities financing transactions (“derivatives” in this section).

Credit exposures against counterparties are managed by means of setting Credit Limits based upon credit analysis of individual obligors. For ongoing risk monitoring, Credit Limits are managed through the daily calculation of potential credit exposures up to maturity, as well as monitoring the actual creditworthiness of obligors with adequate frequency, based upon which Obligor Ratings and Credit Limits are updated.

Credit Risk Mitigation Techniques. Nomura enters into International Swap and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called “Master Netting Agreements”) with many of its derivatives counterparties. Master Netting Agreements provide protection to reduce losses potentially incurred by a counterparty default.

In addition, to reduce losses potentially incurred by a counterparty default, Nomura requires collateral to mitigate exposure, principally cash or highly liquid bonds, including U.S. and Japanese government securities, when necessary.

Scope of Credit Risk Management

The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

Integrated Management

We evaluate credit risk not only by obligor, but also by obligor group where it is appropriate that their credit risk should be evaluated collectively.

Credit Risk Reporting

The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to the CRO, Senior Managing Director(s) in charge of risk management and the GIRMC with appropriate frequency.

Credit Risk Measurement

Credit risk is quantitatively-measured by a globally unified methodology. Credit risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to Counterparties of Derivatives Transaction

We measure our credit risk to counterparties of derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are controlled through the risk management departments.

As we mentioned previously, we enter into Master Netting Agreements with many of our derivative counterparties. Master Netting Agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty and provide a more meaningful presentation of our balance sheet credit exposure. In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. and Japanese government securities when necessary.

The credit exposures in our trading-related derivatives at the end of March 2012 are summarized in the table below, showing as the fair value by counterparty credit rating and by tenor. The credit ratings are internally determined by our credit unit.

	Billions of yen
	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
AAA	¥10	¥26	¥24	¥21	¥81	¥(82)	¥80	¥6	¥74
AA	123	164	215	179	307	(772)	216	24	192
A	288	327	354	331	1,031	(1,901)	430	117	313
BBB	75	99	73	81	412	(495)	245	155	90
BB	22	33	28	18	71	(145)	27	47	(20)
Other(2)	115	98	42	98	122	(417)	58	65	(7)

Sub-total	633	747	736	728	2,024	(3,812)	1,056	414	642
Listed	323	180	31	6	0	(236)	304	0	304

Total	¥956	¥927	¥767	¥734	¥2,024	¥(4,048)	¥1,360	¥414	¥946

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with ASC 210-20 “Balance Sheet—Offsetting” are included.
(2)	“Other” does not necessarily indicate that the counterparties’ credit rating is below investment grade.

Exposure to Certain European Peripheral Countries

During 2011 and continuing into 2012, the creditworthiness of several peripheral countries within the Eurozone such as Greece, Italy, Ireland, Portugal and Spain (“GIIPS” countries) has declined due to economic and fiscal weaknesses.

The worsening of financial, economic and structural issues in the GIIPS countries have adversely influenced major global financial markets. A sustained market/economic downturn can adversely affect our business and can result in substantial losses.

The table below presents information regarding this exposure as at September 30, 2012 as measured in accordance with our internal risk management policies. Country risk exposure under these policies is reported based on the location of the counterparty, issuer or underlier’s assets.

	Millions of yen
	September 30, 2012
	By type of financial instrument		Total gross funded exposure	Less: Hedges(4)	Total net funded exposure
	Inventory positions(1)	Derivative contracts(2), Securities, financing transactions and others (3)
Greece	¥4,183	¥8,211	¥12,394	¥(5,112)	¥7,281

Sovereign	3,486	6,119	9,605	(4,957)	4,648
Non Sovereign(5)	697	2,091	2,789	(155)	2,634
Ireland	30,442	2,401	32,843	(232)	32,611

Sovereign	29,357	2,169	31,526	(232)	31,294
Non Sovereign(5)	1,084	232	1,317	0	1,317
Italy	79,861	44,540	124,401	(31,371)	93,029

Sovereign	63,130	20,914	84,044	(28,815)	55,229
Non Sovereign(5)	16,731	23,625	40,357	(2,556)	37,800
Portugal	(465)	12,471	12,006	(13,013)	(1,007)

Sovereign	(5,887)	0	(5,887)	(9,683)	(15,569)
Non Sovereign(5)	5,422	12,471	17,893	(3,331)	14,562
Spain	97,212	27,653	124,866	(9,915)	114,951

Sovereign	43,687	4,338	48,025	(3,873)	44,152
Non Sovereign(5)	53,525	23,315	76,840	(6,042)	70,798
Total	¥211,233	¥95,276	¥306,509	¥(59,644)	¥246,865

Sovereign	133,773	33,540	167,314	(47,560)	119,753
Non Sovereign(5)	77,460	61,736	139,196	(12,084)	127,112

(1)	Inventory positions consist of long and short-term debt and equity securities, loans, equity derivatives and credit derivatives, all of which are generally carried at fair value on a recurring basis in our consolidated balance sheets. Credit derivatives include single name CDS which reference GIIPS names. The gross notional value of single name CDS contracts where we have purchased and sold protection is ¥3,581 billion and ¥3,643 billion, respectively. The gross estimated fair value of these contract where we have purchased and sold protection is ¥302 billion and -¥308 billion, respectively. These notional and fair value amounts are not representative of Nomura’s overall exposure as they exclude the impact of master netting agreements and collateralization arrangements in place with the counterparties to these transactions. See Note 3 “Derivative instruments and hedging activities” to our interim consolidated financial statements for more information around the nature of Nomura’s credit derivative activities. Inventory positions do not include GIIPS collateral used in open repo-to-maturity transactions.
(2)	Derivatives are shown net by counterparty after deduction of collateral received.
(3)	Securities financing transactions consist of repurchase agreements and securities borrowing and lending transactions are generally carried at amortized cost and are shown net by counterparty and after deduction of collateral amounts received.
(4)	Hedges consist primarily of CDS contracts.
(5)	Non-sovereign counterparties are primarily financial institutions located in these countries.

In addition to the above, as of September 30, 2012, Nomura has outstanding unfunded loan commitments with a notional value of ¥6,488 million located in these countries.

Operational Risk Management

Overview of Operational Risk Management

The Nomura Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events”. This is an industry standard definition based on the Basel Committee on Banking Supervision definition of operational risk.

Nomura’s GIRMC has approved the Nomura Global Operational Risk Management Policy, which defines the fundamental policy and framework for operational risk management across the Nomura Group in order to meet business and regulatory needs. This Policy is supported by further Minimum Standards and Procedures to clearly set out a consistent framework for the management of operational risk.

Operational Risk Principles

The Nomura Group adopts the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defence: The business which owns and manages its risks

2)	2nd Line of Defence: The Operational Risk Management (“ORM”) function, which defines and co-ordinates the operational risk strategy and framework

3)	3rd Line of Defence: Internal and External Audit, who provide independent assurance

The Governing body: The GIRMC, with delegated authority from the Board of Directors, which provides formal oversight.

This ensures appropriate oversight and independent review and challenge of operational risk management throughout the Company.

Operational Risk Management Framework

We have established an operational risk management framework comprising certain key products, services and processes. This framework is shown below:

Infrastructure of the framework

•	Policy framework: Sets minimum standards for operational risk and details how to monitor adherence to these standards

•	Training and awareness: Action taken by ORM to improve business understanding of ORM

Products and Services

•	Scenario analysis: Process to identify high impact, low probability ‘tail events’

•	Event reporting: Process to obtain information on and learn from actual events impacting on the Company and relevant external events

•	Key Risk Indicators (“KRI”): Metrics which allow monitoring of certain key operational risks

•	Risk and Control Self Assessment (“RCSA”): Risk and Control Self Assessment process to identify key risks, controls and action plans

Outputs

•	Analysis and reporting: Key aspect of ORM role to analyze and report on ORM information and work with business to develop actions

•	Operational risk capital calculation: Calculate operational risk capital under Basel II provisions and allocate to the business to improve the efficiency on profit vs risks

Operational Risk Classification

The Nomura Group uses the standard Basel II event type as operational risk classifications (namely, Internal Fraud, External Fraud, Employee Practices and Workplace Safety, Clients, Products & Business Practices, Damage to Physical Assets, Business Disruption and System Failures and Execution, Delivery & Process Management).

Basel II Regulatory Capital Calculation for Operational Risk

The Nomura Group uses The Standardized Approach (“TSA”) for calculating regulatory capital for operational risk. This involves using a 3 year average of gross income, allocated to business lines and multiplied by a fixed percentage determined by the FSA, to establish the amount of required Operational Risk capital.

The Nomura Group uses consolidated net revenue as gross income, however as for a part of the consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each given segment from management accounting data to each business line in accordance with the categories:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

Calculation Process of Basel II Regulatory Capital Calculation for Operational Risk

•

The Nomura Group then calculates capital for every business line by multiplying respectively allocated annual gross income by the corresponding factors set out above. Any unallocable gross income is multiplied by a fixed percentage of 18%.

•

The total Operational Risk capital is calculated as the three-year average of the simple summation of the amounts across each of the business lines and unallocable value in each year. However, where the aggregated amount within a given year is negative, then the input to the numerator for that year shall be zero.

•

In any given year, negative numbers in any business line shall offset positive numbers in other business lines. However, negative numbers in unallocable value shall not offset positive numbers in other business lines and shall be treated as zero.

•	Operational risk capital is calculated twice a year; reference dates for the calculation are the end of March and the end of September.

Interim Consolidated Financial Statements (UNAUDITED)

Interim Consolidated Financial Statements

Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2012	September 30, 2012
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥1,070,520	¥716,712
Time deposits	653,462	403,955
Deposits with stock exchanges and other segregated cash	229,695	189,739

Total cash and cash deposits	1,953,677	1,310,406

Loans and receivables:
Loans receivable (including ¥458,352 million and ¥380,027 million measured at fair value by applying the fair value option as of March 31, 2012 and September 30, 2012, respectively)	1,293,372	1,227,849
Receivables from customers	58,310	101,868
Receivables from other than customers	864,629	1,476,183
Allowance for doubtful accounts	(4,888)	(4,134)

Total loans and receivables	2,211,423	2,801,766

Collateralized agreements:
Securities purchased under agreements to resell (including ¥752,407 million and ¥941,728 million measured at fair value by applying the fair value option as of March 31, 2012 and September 30, 2012, respectively)	7,662,748	7,865,429
Securities borrowed	6,079,898	5,203,968

Total collateralized agreements	13,742,646	13,069,397

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥4,732,118 million and ¥5,619,655 million as of March 31, 2012 and September 30, 2012, respectively; including ¥16,548 million and ¥16,121 million measured at fair value by applying the fair value option as of March 31, 2012 and September 30, 2012, respectively)	13,921,639	14,334,345
Private equity investments (including the ¥53,635 million and ¥49,143 million measured at fair value by applying the fair value option as of March 31, 2012 and September 30, 2012, respectively)	201,955	187,980

Total trading assets and private equity investments	14,123,594	14,522,325

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,804 million as of March 31, 2012 and ¥369,255 million as of September 30, 2012)	1,045,950	1,067,634
Non-trading debt securities	862,758	820,033
Investments in equity securities	88,187	93,062
Investments in and advances to affiliated companies	193,954	198,073
Other (including ¥1,627 million and ¥1,660 million measured at fair value by applying the fair value option as of March 31, 2012 and September 30, 2012, respectively)	1,475,123	1,511,626

Total other assets	3,665,972	3,690,428

Total assets	¥35,697,312	¥35,394,322

Consolidated Balance Sheets—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2012	September 30, 2012
LIABILITIES AND EQUITY
Short-term borrowings (including ¥153,497 million and ¥99,995 million measured at fair value by applying the fair value option as of March 31, 2012 and September 30, 2012, respectively)	¥1,185,613	¥866,417
Payables and deposits:
Payables to customers	764,857	829,305
Payables to other than customers	767,860	312,111
Deposits received at banks	904,653	920,734

Total payables and deposits	2,437,370	2,062,150

Collateralized financing:
Securities sold under agreements to repurchase (including ¥307,083 million and ¥208,428 million measured at fair value by applying the fair value option as of March 31, 2012 and September 30, 2012, respectively)	9,928,293	10,998,258
Securities loaned	1,700,029	2,129,328
Other secured borrowings	890,952	811,050

Total collateralized financing	12,519,274	13,938,636

Trading liabilities	7,495,177	6,804,079
Other liabilities (including ¥4,246 million and ¥3,211 million measured at fair value by applying the fair value option as of March 31, 2012 and September 30, 2012, respectively)	1,165,901	1,249,083
Long-term borrowings (including ¥1,925,421 million and ¥1,745,151 million measured at fair value by applying the fair value option as of March 31, 2012 and September 30, 2012, respectively)	8,504,840	8,086,510

Total liabilities	33,308,175	33,006,875

Commitments and contingencies
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2012 and September 30, 2012
Issued—3,822,562,601 shares as of March 31, 2012 and September 30, 2012
Outstanding—3,663,483,895 shares as of March 31, 2012 and 3,694,938,473 shares as of September 30, 2012	594,493	594,493
Additional paid-in capital	698,771	690,135
Retained earnings	1,058,945	1,056,255
Accumulated other comprehensive income (loss)	(145,149)	(163,862)

Total NHI shareholders’ equity before treasury stock	2,207,060	2,177,021
Common stock held in treasury, at cost—159,078,706 shares as of March 31, 2012 and 127,624,128 shares as of September 30, 2012	(99,819)	(80,414)

Total NHI shareholders’ equity	2,107,241	2,096,607

Noncontrolling interests	281,896	290,840
Total equity	2,389,137	2,387,447

Total liabilities and equity	¥35,697,312	¥35,394,322

Consolidated Balance Sheets—(Continued) (UNAUDITED)

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. See Note 6. “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31, 2012	September 30, 2012
Cash and cash deposits	¥52	¥42
Trading assets and private equity investments	999	979
Other assets	555	528

Total assets	¥1,606	¥1,549

Trading liabilities	¥42	¥19
Other liabilities	35	34
Borrowings	992	981

Total liabilities	¥1,069	¥1,034

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2011	2012
Revenue:
Commissions	¥182,706	¥149,646
Fees from investment banking	27,589	27,514
Asset management and portfolio service fees	75,767	67,224
Net gain on trading	93,484	173,328
Gain (loss) on private equity investments	(8,265)	(5,088)
Interest and dividends	240,375	196,303
Gain (loss) on investments in equity securities	(3,141)	5,909
Other	196,342	285,983

Total revenue	804,857	900,819
Interest expense	172,903	129,886

Net revenue	631,954	770,933

Non-interest expenses:
Compensation and benefits	278,876	258,269
Commissions and floor brokerage	46,997	43,882
Information processing and communications	87,091	87,669
Occupancy and related depreciation	47,063	46,250
Business development expenses	21,668	22,502
Other	160,533	257,278

Total non-interest expenses	642,228	715,850

Income (loss) before income taxes	(10,274)	55,083
Income tax expense	15,947	43,646

Net income (loss)	¥(26,221)	¥11,437
Less: Net income attributable to noncontrolling interests	2,100	6,737

Net income (loss) attributable to NHI shareholders	¥(28,321)	¥4,700

	Yen
	Six months ended September 30
	2011	2012
Per share of common stock:
Basic—
Net income (loss) attributable to NHI shareholders per share	¥(7.81)	¥1.28
Diluted—
Net income (loss) attributable to NHI shareholders per share	¥(7.81)	¥1.25

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Income—(Continued) (UNAUDITED)

	Millions of yen
	Three months ended September 30
	2011	2012
Revenue:
Commissions	¥85,926	¥72,279
Fees from investment banking	13,819	17,131
Asset management and portfolio service fees	36,712	33,411
Net gain on trading	25,984	88,929
Gain (loss) on private equity investments	(2,315)	299
Interest and dividends	107,288	92,834
Gain (loss) on investments in equity securities	(2,544)	12,970
Other	112,977	143,373

Total revenue	377,847	461,226
Interest expense	76,258	59,547

Net revenue	301,589	401,679

Non-interest expenses:
Compensation and benefits	142,569	133,696
Commissions and floor brokerage	22,939	21,904
Information processing and communications	43,544	45,145
Occupancy and related depreciation	26,371	22,140
Business development expenses	12,333	11,173
Other	98,465	132,204

Total non-interest expenses	346,221	366,262

Income (loss) before income taxes	(44,632)	35,417
Income tax expense (benefit)	(373)	30,056

Net income (loss)	¥(44,259)	¥5,361
Less: Net income attributable to noncontrolling interests	1,833	2,552

Net income (loss) attributable to NHI shareholders	¥(46,092)	¥2,809

	Yen
	Three months ended September 30
	2011	2012
Per share of common stock:
Basic—
Net income (loss) attributable to NHI shareholders per share	¥(12.64)	¥0.76
Diluted—
Net income (loss) attributable to NHI shareholders per share	¥(12.65)	¥0.74

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2011	2012
Net income (loss)	¥(26,221)	¥11,437
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(39,995)	(21,343)
Defined benefit pension plans:
Pension liability adjustment	890	4,062
Deferred income taxes	(361)	(1,123)

Total	529	2,939
Non-trading securities:
Net unrealized gain (loss) on non-trading securities	1,039	(1,032)
Deferred income taxes	(375)	(17)

Total	664	(1,049)

Total other comprehensive income (loss)	(38,802)	(19,453)

Comprehensive income (loss)	¥(65,023)	¥(8,016)
Less: Comprehensive income attributable to noncontrolling interests	486	5,997

Comprehensive income (loss) attributable to NHI shareholders	¥(65,509)	¥(14,013)

	Millions of yen
	Three months ended September 30
	2011	2012
Net income (loss)	¥(44,259)	¥5,361
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(33,311)	(3,975)
Defined benefit pension plans:
Pension liability adjustment	420	328
Deferred income taxes	(164)	(99)

Total	256	229
Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(1,309)	(642)
Deferred income taxes	473	731

Total	(836)	89

Total other comprehensive income (loss)	(33,891)	(3,657)

Comprehensive income (loss)	¥(78,150)	¥1,704
Less: Comprehensive income attributable to noncontrolling interests	851	2,411

Comprehensive income (loss) attributable to NHI shareholders	¥(79,001)	¥(707)

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2011	2012
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	646,315	698,771
Issuance of common stock	30,356	—
Gain (loss) on sales of treasury stock	200	(838)
Issuance and exercise of common stock options	7,309	(7,798)
Purchase / sale of subsidiary shares, net	597	—

Balance at end of period	684,777	690,135

Retained earnings
Balance at beginning of year	1,069,334	1,058,945
Net income (loss) attributable to NHI shareholders	(28,321)	4,700
Cash dividends(1)	(14,646)	(7,390)

Balance at end of period	1,026,367	1,056,255

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(97,426)	(110,652)
Net change during the period	(38,218)	(20,983)

Balance at end of period	(135,644)	(131,635)

Defined benefit pension plans
Balance at beginning of year	(32,270)	(35,132)
Pension liability adjustment	529	3,062

Balance at end of period	(31,741)	(32,070)

Non-trading securities
Balance at beginning of year	—	635
Net unrealized gain (loss) on non-trading securities	501	(792)

Balance at end of period	501	(157)

Balance at end of period	(166,884)	(163,862)

Common stock held in treasury
Balance at beginning of year	(97,692)	(99,819)
Repurchases of common stock	(8,942)	(2)
Sales of common stock	1	0
Common stock issued to employees	5,282	19,612
Other net change in treasury stock	156	(205)

Balance at end of period	(101,195)	(80,414)

Total NHI shareholders’ equity

Balance at end of period	2,037,558	2,096,607

Noncontrolling interests
Balance at beginning of year	8,882	281,896
Cash dividends	(1,309)	(1,420)
Net income attributable to noncontrolling interests	2,100	6,737
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(1,614)	(740)
Purchase / sale of subsidiary shares, net	272,729	—
Other net change in noncontrolling interests	(3,973)	4,367

Balance at end of period	276,815	290,840

Total equity
Balance at end of period	¥2,314,373	¥2,387,447

(1) Dividends per share	Six months ended September 30, 2011	¥4.00	Three months ended September 30, 2011	¥4.00
	Six months ended September 30, 2012	¥2.00	Three months ended September 30, 2012	¥2.00

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2011	2012
Cash flows from operating activities:
Net income (loss)	¥(26,221)	¥11,437
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	47,339	45,299
(Gain) loss on investments in equity securities	3,141	(5,909)
Deferred income taxes	7,507	30,051
Changes in operating assets and liabilities:
Time deposits	(216,001)	210,245
Deposits with stock exchanges and other segregated cash	(49,435)	28,709
Trading assets and private equity investments	(1,260,532)	(1,057,923)
Trading liabilities	(673,374)	(364,942)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	810,412	1,002,587
Securities borrowed, net of securities loaned	9,647	1,258,126
Other secured borrowings	130,504	(79,901)
Loans and receivables, net of allowance for doubtful accounts	114,998	(756,782)
Payables	212,075	(289,513)
Bonus accrual	(50,722)	(44,099)
Accrued income taxes, net	4,310	(4,534)
Other, net	36,223	144,393

Net cash provided by (used in) operating activities	(900,129)	127,244

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(72,369)	(101,610)
Proceeds from sales of office buildings, land, equipment and facilities	45,939	48,022
Payments for purchases of investments in equity securities	—	(219)
Proceeds from sales of investments in equity securities	5,305	1,256
Decrease in loans receivable at banks, net	20,921	33,579
Decrease in non-trading debt securities, net	2,098	49,448
Other, net	41,393	744

Net cash provided by investing activities	43,287	31,220

Cash flows from financing activities:
Increase in long-term borrowings	1,062,997	913,345
Decrease in long-term borrowings	(1,372,456)	(1,141,106)
Decrease in short-term borrowings, net	(30,833)	(310,354)
Increase in deposits received at banks, net	179,749	50,632
Proceeds from sales of common stock held in treasury	7	32
Payments for repurchases of common stock held in treasury	(8,281)	(2)
Payments for cash dividends	(14,408)	(7,334)

Net cash used in financing activities	(183,225)	(494,787)

Effect of exchange rate changes on cash and cash equivalents	(28,634)	(17,485)

Net decrease in cash and cash equivalents	(1,068,701)	(353,808)
Cash and cash equivalents at beginning of period	1,620,340	1,070,520

Cash and cash equivalents at end of period	¥551,639	¥716,712

Supplemental information:
Cash paid during the period for—
Interest	¥189,546	¥135,286
Income tax payments, net	¥4,130	¥18,129

Non cash activities—

Business acquisitions:

During the six months ended September 30, 2011, as a result of business acquisitions, the total amount of increased assets, excluding cash and cash equivalents and total amount of increased liabilities, were ¥2,132,740 million and ¥1,784,621 million, respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements (UNAUDITED)

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these interim consolidated financial statements.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Asset Management and Wholesale.

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura is engaged in the sales and trading of debt and equity securities and currencies on a global basis to various institutions, provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and invests in private equity businesses and seeks to maximize returns on the investments by increasing the corporate value of investee companies.

The accounting and financial reporting policies of Nomura conform to U.S. generally accepted accounting principles (“U.S. GAAP”) as applicable to broker dealers. A summary of the significant accounting policies applied by Nomura within these interim consolidated financial statements is provided within in the notes to the consolidated financial statements of Nomura’s annual report on Form 20-F for the year ended March 31, 2012 as filed on June 27, 2012.

New accounting pronouncements recently adopted—

No new accounting pronouncements relevant to Nomura were adopted during the three months ended September 30, 2012.

The following new accounting pronouncements relevant to Nomura have been adopted during the three months ended June 30, 2012:

Goodwill impairment testing

In September 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to Accounting Standard Codification™ (“ASC”) 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of Accounting Standard Update (“ASU”) 2011-08 “Testing Goodwill for Impairment” (“ASU 2011-08”). These amendments simplify goodwill impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the current quantitative two-step goodwill impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount, the quantitative test is not required.

ASU 2011-08 is effective prospectively for goodwill impairment tests performed in fiscal years beginning after December 15, 2011 with early adoption permitted.

Nomura adopted ASU 2011-08 from April 1, 2012. Because the amendments only simplify when a quantitative test is required rather than change the quantitative test itself, these amendments did not have a material impact on these interim consolidated financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued amendments to ASC 220 “Comprehensive Income” (“ASC 220”) through issuance of ASU 2011-05 “Presentation of Comprehensive Income” (“ASU 2011-05”). These amendments revise the manner in which entities present comprehensive income in their financial statements. The amendments remove certain presentation options in ASC 220 and require entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.

ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”) which deferred certain aspects of ASU 2011-05.

Nomura adopted ASU 2011-05 from April 1, 2012 excluding those aspects that are deferred by ASU 2011-12. Because these amendments only change how comprehensive income is presented within these interim consolidated financial statements rather than changing whether an item must be reported in other comprehensive income or when an item of other comprehensive income is reclassified to earnings, these amendments did not have a material impact on these interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Testing indefinite-lived intangible assets for impairment

In July 2012, the FASB issued ASU 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”). These amendments simplify indefinite-lived intangible assets impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the current quantitative impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that an indefinite-lived intangible asset fair value is less than its carrying amount, the quantitative test is not required.

ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.

Nomura plans to adopt ASU 2012-02 from April 1, 2013. Because the amendments only simplify when a quantitative test is required rather than change the quantitative test itself, it is not expected to have a material impact on these interim consolidated financial statements.

Disclosures about offsetting assets and liabilities

In December 2011, the FASB issued amendments to ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) through issuance of ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”). These amendments require an entity to disclose information about rights of offset and related arrangements to enable users of its financial statements to understand the effect or potential effect of those arrangements on its financial position.

ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 with required disclosures made retrospectively for all comparative periods presented.

Nomura will adopt ASU 2011-11 from April 1, 2013. Because these amendments only require enhanced disclosures rather than change the guidance around when assets and liabilities can be offset, they are not expected to have a material impact on these interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

2. Fair value of financial instruments:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e. a net financial asset) or transfer a net short position (i.e. a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2012 and September 30, 2012 within the fair value hierarchy.

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2012
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥745	¥1,194	¥125	¥—	¥2,064
Private equity investments(3)	—	—	202	—	202
Japanese government securities	2,143	—	—	—	2,143
Japanese agency and municipal securities	—	151	10	—	161
Foreign government, agency and municipal securities	3,072	1,185	37	—	4,294
Bank and corporate debt securities and loans for trading purposes	—	1,276	62	—	1,338
Commercial mortgage-backed securities (“CMBS”)	—	135	8	—	143
Residential mortgage-backed securities (“RMBS”)	—	2,010	5	—	2,015
Mortgage and other mortgage-backed securities	—	1	91	—	92
Collateralized debt obligations (“CDO”) and other(4)	—	103	20	—	123
Investment trust funds and other	95	85	9	—	189

Total cash instruments	6,055	6,140	569	—	12,764

Derivative assets(5)
Equity contracts	584	937	82	—	1,603
Interest rate contracts	14	18,850	57	—	18,921
Credit contracts	0	1,650	214	—	1,864
Foreign exchange contracts	0	1,229	131	—	1,360
Commodity contracts	1	3	0	—	4
Netting	—	—	—	(22,392)	(22,392)

Total derivative assets	599	22,669	484	(22,392)	1,360

Subtotal	¥6,654	¥28,809	¥1,053	¥(22,392)	¥14,124

Loans and receivables(6)	—	447	11	—	458
Collateralized agreements(7)	—	752	—	—	752
Other assets
Non-trading debt securities	680	177	6	—	863
Other(3)	216	6	72	—	294

Total	¥7,550	¥30,191	¥1,142	¥(22,392)	¥16,491

Liabilities:
Trading liabilities
Equities	¥579	¥413	¥0	¥—	¥992
Japanese government securities	2,624	—	—	—	2,624
Foreign government, agency and municipal securities	1,800	490	—	—	2,290
Bank and corporate debt securities	—	233	1	—	234
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	43	3	—	—	46

Total cash instruments	5,046	1,140	1	—	6,187

Derivative liabilities(5)
Equity contracts	617	1,016	68	—	1,701
Interest rate contracts	12	18,708	96	—	18,816
Credit contracts	0	1,727	225	—	1,952
Foreign exchange contracts	0	1,297	113	—	1,410
Commodity contracts	1	4	0	—	5
Netting	—	—	—	(22,576)	(22,576)

Total derivative liabilities	630	22,752	502	(22,576)	1,308

Subtotal	¥5,676	¥23,892	¥503	¥(22,576)	¥7,495

Short-term borrowings(8)	—	153	0	—	153
Payables and deposits(9)	—	0	(0)	—	(0)
Collateralized financing(7)	—	307	—	—	307
Long-term borrowings(8)(10)(11)	154	1,549	(13)	—	1,690
Other liabilities(12)	93	4	—	—	97

Total	¥5,923	¥25,905	¥490	¥(22,576)	¥9,742

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	September 30, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2012
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥969	¥817	¥121	¥—	¥1,907
Private equity investments(3)	—	—	188	—	188
Japanese government securities	3,100	—	—	—	3,100
Japanese agency and municipal securities	—	59	—	—	59
Foreign government, agency and municipal securities	2,694	1,241	49	—	3,984
Bank and corporate debt securities and loans for trading purposes	—	1,191	90	—	1,281
Commercial mortgage-backed securities (“CMBS”)	—	130	11	—	141
Residential mortgage-backed securities (“RMBS”)	—	2,115	5	—	2,120
Mortgage and other mortgage-backed securities	—	—	77	—	77
Collateralized debt obligations (“CDO”) and other(4)	—	106	11	—	117
Investment trust funds and other	233	29	10	—	272

Total cash instruments	6,996	5,688	562	—	13,246

Derivative assets(5)
Equity contracts	520	900	64	—	1,484
Interest rate contracts	15	20,112	163	—	20,290
Credit contracts	0	1,455	133	—	1,588
Foreign exchange contracts	—	1,122	16	—	1,138
Commodity contracts	0	1	0	—	1
Netting	—	—	—	(23,225)	(23,225)

Total derivative assets	535	23,590	376	(23,225)	1,276

Subtotal	¥7,531	¥29,278	¥938	¥(23,225)	¥14,522

Loans and receivables(6)	—	372	8	—	380
Collateralized agreements(7)	—	942	—	—	942
Other assets
Non-trading debt securities	365	451	4	—	820
Other(3)	355	11	81	—	447

Total	¥8,251	¥31,054	¥1,031	¥(23,225)	¥17,111

Liabilities:
Trading liabilities
Equities	¥804	¥50	¥0	¥—	¥854
Japanese government securities	2,111	—	—	—	2,111
Japanese agency and municipal securities	—	0	—	—	0
Foreign government, agency and municipal securities	1,986	346	—	—	2,332
Bank and corporate debt securities	—	207	0	—	207
Commercial mortgage-backed securities (“CMBS”)	—	2	—	—	2
Residential mortgage-backed securities (“RMBS”)	—	8	—	—	8
Investment trust funds and other	34	2	—	—	36

Total cash instruments	4,935	615	0	—	5,550

Derivative liabilities(5)
Equity contracts	590	981	49	—	1,620
Interest rate contracts	19	19,903	169	—	20,091
Credit contracts	0	1,566	135	—	1,701
Foreign exchange contracts	0	1,131	5	—	1,136
Commodity contracts	1	2	0	—	3
Netting	—	—	—	(23,297)	(23,297)

Total derivative liabilities	610	23,583	358	(23,297)	1,254

Subtotal	¥5,545	¥24,198	¥358	¥(23,297)	¥6,804

Short-term borrowings(8)	—	99	1	—	100
Payables and deposits(9)	—	0	(0)	—	(0)
Collateralized financing(7)	—	208	—	—	208
Long-term borrowings(8)(10)(11)	96	1,443	(14)	—	1,525
Other liabilities(12)	256	4	0	—	260

Total	¥5,897	¥25,952	¥345	¥(23,297)	¥8,897

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(6)	Includes loans for which the fair value option is elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.
(8)	Includes structured notes for which the fair value option is elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option is elected.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows:

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified as Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued. Nomura refined fair value measurement of investments in unlisted equity securities reported within Other assets during the six months ended September 30, 2012.

Private equity investments—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) valuation techniques which incorporates estimated future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital (“WACC”) or comparable market multiple valuation techniques such as Enterprise Value/earnings before interest, taxes, depreciation and amortization ratios, (“EV/EBITDA ratios”), Price/Earnings ratios (“PE ratios”), Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3 since the valuation inputs such as those mentioned above are usually unobservable or there is significant uncertainty.

Government, agency and municipal securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain non-G7 securities may be classified as Level 1 because they are traded in active markets. Certain securities may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2. These are valued using DCF valuation techniques which include unobservable inputs such as credit spreads of the issuer.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using quoted market prices and recent market transactions of identical or similar debt securities, if available. The significant valuation inputs used for DCF valuations are yields, asset swap spreads and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 because these valuation inputs are usually observable. Certain bank and corporate debt securities will be classified as Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them as Level 2, or because credit spreads of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using quoted market prices and recent market transactions of identical or similar securities, if available. The significant valuation inputs used for DCF valuations include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS are generally classified in Level 2 because these valuation inputs are observable. Certain CMBS and RMBS positions will be classified as Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them as Level 2, or because one or more of the valuation inputs used in DCF valuations are unobservable.

Mortgage and other mortgage-backed securities—The fair value of other mortgage-backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or DCM valuation techniques and are classified as Level 3 as the valuation includes unobservable valuation inputs such as yields, prepayment rates, default probabilities, loss severities and capitalization rates.

Collateralized debt obligations (“CDO”) and other—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment rates, loss severities and default probabilities. Where all significant inputs are observable, the securities will be classified as Level 2. Since some of these inputs are unobservable, certain CDOs are classified as Level 3 where the unobservable inputs are significant.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified as Level 1. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified as Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Derivatives—Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. OTC derivatives are valued by internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple DCF techniques, Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. During the year ended March 31, 2012, Nomura began using the Overnight Indexed Swap curve rather than the LIBOR curve to estimate the fair value of certain collateralized interest rate, credit and foreign exchange derivative contracts.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Loans—Loans carried at fair value either as trading assets or through election of the fair value option are valued primarily through internal models using similar inputs to corporate debt securities as quoted prices are usually not available. Where there are no significant inputs which are unobservable, loans are classified as Level 2. Certain loans, however, may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Collateralized agreements and Collateralized financing—Resale and repurchase agreements carried at fair value through election of the fair value option are valued using DCF valuation techniques. Key inputs include expected future cash flows, interest rates and collateral funding spreads such as general collateral or special rates. Resale and repurchase agreements are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as government, agency and municipal securities and bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate. The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. The fair value of structured notes includes an adjustment to reflect Nomura’s own creditworthiness. This adjustment can differ depending on the market in which the structured note is issued and traded. Structured notes are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “Transfers and Servicing” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within the consolidated financial statements including those classified as Level 3 within the fair value hierarchy, Nomura operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within Nomura with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

•

The Product Control Valuations Group (“PCVG”) within Nomura’s Finance Department has primary responsibility for determining and implementing valuation policies and procedures in connection with determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with U.S. GAAP. While it is the responsibility of market makers and investment professionals in our trading businesses to price our financial instruments, the PCVG are responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within the consolidated financial statements is made by senior managers independent of the trading businesses. The group reports to the Global Head of Product Control and ultimately to the Chief Financial Officer (“CFO”);

•

The Accounting Policy Group within Nomura’s Finance Department defines the group’s accounting policies and procedures in accordance with U.S. GAAP, including those associated with determination of fair value under ASC 820 and other relevant U.S. GAAP pronouncements. The group reports to the Global Head of Accounting Policy and ultimately to the CFO; and

•

The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. The group reports to the Global Head of Market and Quantitative Risk.

The fundamental components of this governance framework over valuation processes within Nomura particularly around Level 3 financial instruments are the procedures in place around independent price verification, pricing model validation and revenue substantiation.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Independent price verification processes

The key objective of the independent price verification processes within Nomura is to verify the appropriateness of fair value measurements applied to all financial instruments within Nomura. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation technique and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external levels on a regular basis. The process will involve obtaining data such as trades, marks and prices from internal and external sources and examining the impact of marking the internal positions at the external prices. Margin disputes within the collateral process will also be investigated to determine if there is any impact on valuations.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified as Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades. Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate trading desks may be asked to execute trades to evidence market levels.

Model review and validation

For more complex financial instruments pricing models are used to determine fair value measurements. The MVG performs an independent model approval process which incorporates a review of the model assumptions across a diverse set of parameters. Considerations include:

•	Scope of the model (different financial instruments may require different but consistent pricing approaches);

•	Mathematical and financial assumptions;

•	Full or partial independent benchmarking along with boundary and stability tests, numerical convergence, calibration quality and stability

•	Model integration within Nomura’s trading and risk systems;

•	Calculation of risk numbers and risk reporting; and

•	Hedging strategies/practical use of the model.

New models are reviewed and approved by the MVG. The frequency of subsequent reviews is generally based on the model risk rating and the materiality of usage of the model with more frequent review where warranted by market conditions.

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatilities, foreign exchange rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Level 3 financial instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

During the three months ended September 30, 2012, a lack of liquidity continues to persist in certain classes of financial instrument which have impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include those listed below.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Quantitative information regarding significant unobservable inputs and assumptions

The following tables present information about the significant unobservable inputs and assumptions used by Nomura for certain Level 3 financial instruments as of March 31, 2012 and September 30, 2012.

	March 31, 2012
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Unobservable inputs	Range of input values
Assets:
Trading assets and private equity investments
Equities	¥125	DCF	Credit spreads Liquidity discounts	6.5 – 7.5% 20.0 – 30.0%

		Market multiples	PE ratios Price/Book ratios Liquidity discounts	12.2 x 1.7 x 20.0%

		DCM	Capitalization rates	5.2 – 6.5%

Private equity investments	202	DCF	WACC Growth rates Operating margins Liquidity discounts	6.8 – 12.0% 0.0 – 2.0% 23.0% 0.0 – 30.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded values Liquidity discounts	4.3 – 12.6 x 12.9 x 0.5 – 0.7 x 0.5 x 0.0 – 50.0%

Japanese agency and municipal securities	10	DCF	Credit spreads	0.1%

Foreign government, agency and municipal securities	37	DCF	Credit spreads	0.6 – 17.0%

Bank and corporate debt securities and loans for trading purposes	62	DCF	Credit spreads	0.4 – 25.6%

Commercial mortgage-backed securities (“CMBS”)	8	DCF	Yields Prepayment rates Default probabilities Loss severities	3.0 – 24.5% 0.0 – 25.0% 0.0 – 60.0% 0.0 – 50.0%

Residential mortgage-backed securities (“RMBS”)	5	DCF	Yields Prepayment rates Default probabilities Loss severities	1.6 – 30.0% 1.0 – 5.0% 2.0 – 4.0% 20.0 – 40.0%

Mortgage and other mortgage-backed securities	91	DCF	Yields Default probabilities Loss severities	4.0 – 15.0% 24.0 – 65.0% 80.0 – 100.0%

		DCM	Capitalization rates	6.7 – 11.4%

Collateralized debt obligations (“CDO”) and other	20	DCF	Yields Prepayment rates Default probabilities Loss severities	12.0 – 30.0% 0.0 – 15.0% 1.5 – 3.0% 30.0 – 60.0%

Investment trust funds and other	9	DCF	Credit spreads Correlations	0.0 – 13.6% 0.50 – 0.70

Derivatives, net:
Equity contracts	14	Option models	Dividend yield Volatilities Correlations	0.1 – 13.5% 12.1 – 65.1% (0.95) – 0.94

Interest rate contracts	(39)	DCF	Forward FX rates Interest rates Volatilities Correlations	53.2 – 105.4 0.8 – 4.7% 5.5 – 121.0% (0.55) – 1.00

Credit contracts	(11)	DCF	Credit spreads Recovery rates Volatilities Correlations	1.3 – 1,912.4 bps 5.0 – 52.0% 10.0 – 75.0% 0.11 – 1.00

Foreign exchange contracts	18	Option models	Volatilities	10.0 – 18.5%

		DCF	Forward FX rates	2.5 – 11,052.0

Loans and receivables	11	DCF	Credit spreads	3.0 – 15.0%

Other assets
Non-trading debt securities	6	DCF	Credit spreads	0.6 – 2.0%

Other(1)	72	DCF	WACC	6.8 – 9.3%
			Growth rates	0.0%

		Market multiples	PE ratios Price/Book ratios Liquidity discounts	12.9x 0.5x 25.0%

Liabilities:
Long-term borrowings	¥(13)	DCF	Yields Prepayment rates Default probabilities Loss severities Volatilities Correlations	22.0 – 67.0% 15.0% 2.0 – 6.0% 30.0 – 60.0% 5.5 – 118.5% (0.76) – 1.00

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	September 30, 2012
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Unobservable inputs	Range of input values
Assets:
Trading assets and private equity investments
Equities	¥121	DCF	Credit spreads Liquidity discounts	6.5 – 7.5% 20.0 – 30.0%

		Market multiples	PE ratios Price/Book ratios Liquidity discounts	14.7 x 2.0 x 30.0%

		DCM	Capitalization rates	5.2 – 6.5%

Private equity investments	188	DCF	WACC Growth rates Operating margins Liquidity discounts	7.2 – 12.0% 0.0 – 2.0% 24.0% 0.0 – 30.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded values Liquidity discounts	4.3 – 12.4 x 11.5 x 0.5 x 0.4 x 0.0 – 30.0%

Foreign government, agency and municipal securities	49	DCF	Credit spreads	0.0 – 9.2%

Bank and corporate debt securities and loans for trading purposes	90	DCF	Credit spreads Recovery rates	0.0 – 46.7% 3.5 – 9.0%

Commercial mortgage-backed securities (“CMBS”)	11	DCF	Yields Prepayment rates Default probabilities Loss severities	3.0 – 25.0% 0.0 – 10.0% 15.0 – 80.0% 0.0 – 75.0%

Residential mortgage-backed securities (“RMBS”)	5	DCF	Yields Prepayment rates Default probabilities Loss severities	0.5 – 17.1% 3.0 – 7.9% 3.0 – 10.0% 40.0 – 75.0%

Mortgage and other mortgage-backed securities	77	DCF	Yields Default probabilities Loss severities	4.0 – 15.0% 24.0 – 65.0% 80.0 – 100.0%

		DCM	Capitalization rates	6.7 – 8.8%

Collateralized debt obligations (“CDO”) and other	11	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 53.7% 0.0 – 15.0% 2.0 – 5.0% 30.0 – 70.0%

Investment trust funds and other	10	DCF	Credit spreads Correlations	0.1 – 23.0% 0.50 – 0.71

Derivatives, net:
Equity contracts	15	Option models	Dividend yield Volatilities Correlations	0.0 – 13.4% 1.2 – 63.2% (0.75) – 0.95

Interest rate contracts	(6)	DCF	Forward FX rates Interest rates Volatilities Correlations	54.8 – 107.0 0.6 – 3.7% 8.4 – 121.8% (0.56) – 0.99

Credit contracts	(2)	DCF	Credit spreads Recovery rates Volatilities Correlations	14.1 – 1,280.5 bps 15.0 – 50.0% 10.0 – 100.0% 0.22 – 1.00

Foreign exchange contracts	11	Option models	Volatilities	0.5 – 20.1%

		DCF	Forward FX rates	2.0 – 11,494.0

Loans and receivables	8	DCF	Credit spreads	3.0 – 7.8%

Other assets
Non-trading debt securities	4	DCF	Credit spreads	0.4%

Other(1)	81	DCF	WACC Growth rates Liquidity discounts	7.2 – 8.7% 0.0 – 1.0% 25.0 – 30.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	2.3 – 10.5 x 9.4 – 24.9 x 0.4 – 1.1 x 25.0 – 30.0%

Liabilities:
Long-term borrowings	¥(14)	DCF	Volatilities Correlations	8.4 – 121.8% (0.75) – 0.99

(1)	Valuation technique(s) and unobservable inputs represent those of equity securities reported with Other assets.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Sensitivity of fair value to changes in unobservable inputs

For each class of financial instrument described in the above table, changes in each of the significant unobservable inputs and assumptions used by Nomura will impact upon the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs is described below:

•

Equities, Private equity investments and equity securities reported within Other assets—When using DCF valuation techniques to determine fair value, a significant increase (decrease) in credit spreads or liquidity discount in isolation would result in a significantly lower (higher) fair value measurement. Conversely, a significant increase (decrease) in operating margin or growth rate would result in a corresponding significantly higher (lower) fair value measurement. There is little interrelationship between these measures. When using market multiples to determine fair value, a significant increase (decrease) in the relevant multiples such as PE ratios, EV/EBITDA ratios, Price/Book ratios and Price/Embedded Value ratios in isolation would result in a higher (lower) fair value measurement. Conversely, a significant increase (decrease) in the liquidity discount applied to the holding in isolation would result in a significantly lower (higher) fair value measurement. Generally changes in assumptions around multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Japanese agency and municipal securities, Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes, Loans and receivables and Non-trading debt securities—Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement.

•

Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), Mortgage and other mortgage-backed securities and Collateralized debt obligations (“CDO”) and other—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change loss severities and a directionally opposite change prepayment rates. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Investment trust funds and other—Significant increases (decreases) in credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in correlation would result in a significantly higher (lower ) fair value measurement.

•

Derivatives—Where Nomura is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates, credit spreads or forward FX rates in isolation or significant decreases (increases) in dividend yields would result in a significantly higher (lower) fair value measurement. Where Nomura is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by Nomura. Where Nomura is long optionality, recovery rates or correlation, significant increases (decreases) in volatilities, recovery rates or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality, recovery rates or correlation, the impact of these changes would have a converse effect on the fair value measurements.

•

Long-term borrowings—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in the assumption used for loss severities and a directionally opposite change in prepayment rates. Where Nomura is long optionality or correlation, significant increases (decreases) in volatilities or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality or correlation, the impact of these changes would have a converse effect on the fair value measurements.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified as Level 3 for the six and three months ended September 30, 2011 and 2012. Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

For the three months ended September 30, 2012, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

The following tables in this note that relate to the six and three months ended September 30, 2011 are prepared in accordance with the disclosure requirements in effect prior to certain amendments to ASC 820 that Nomura adopted during the year ended March 31, 2012.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Six months ended September 30, 2011
	Beginning balance as of six months ended September 30, 2011	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Net transfers into / (out of) Level 3(3)	Balance as of six months ended September 30, 2011
Assets:
Trading assets and private equity investments
Equities	¥121	¥(11)	¥—	¥41	¥(11)	¥—	¥(4)	¥(2)	¥134
Private equity investments	289	(12)	—	1	(7)	—	(11)	—	260
Japanese agency and municipal securities	—	—	—	3	(3)	—	—	—	—
Foreign government, agency and municipal securities	23	3	—	124	(116)	—	—	(10)	24
Bank and corporate debt securities and loans for trading purposes	51	(2)	—	77	(69)	—	(2)	11	66
Commercial mortgage-backed securities (“CMBS”)	28	0	—	—	(21)	—	(1)	2	8
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	0	(0)	—	(0)	1	4
Mortgage and other mortgage-backed securities	128	(1)	—	7	(23)	—	(0)	—	111
Collateralized debt obligations (“CDO”) and other	34	(0)	—	10	(11)	—	(1)	(13)	19
Investment trust funds and other	10	(0)	—	1	(2)	—	(0)	—	9

Total cash instruments	687	(23)	—	264	(263)	—	(19)	(11)	635

Derivatives, net(4)
Equity contracts	28	(8)	—	—	—	(11)	(1)	1	9
Interest rate contracts	11	6	—	—	—	(23)	(7)	(5)	(18)
Credit contracts	(55)	1	—	—	—	34	4	(6)	(22)
Foreign exchange contracts	2	19	—	—	—	(3)	(1)	0	17
Commodity contracts	(2)	(0)	—	—	—	(1)	(0)	2	(1)

Total derivatives, net	(16)	18	—	—	—	(4)	(5)	(8)	(15)

Subtotal	¥671	¥(5)	¥—	¥264	¥(263)	¥(4)	¥(24)	¥(19)	¥620

Loans and receivables	11	(0)	—	2	(5)	—	(1)	—	7
Other assets
Non-trading debt securities	0	0	(0)	7	—	—	(0)	—	7
Other	25	2	(0)	59	(8)	—	(0)	0	78

Total	¥707	¥(3)	¥(0)	¥332	¥(276)	¥(4)	¥(25)	¥(19)	¥712

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥—	¥0	¥—	¥1	¥—	¥—	¥—	¥—	¥1

Subtotal	¥—	¥0	¥—	¥1	¥—	¥—	¥—	¥—	¥1

Short-term borrowings	1	0	—	14	(0)	—	—	(0)	15
Payables and deposits	1	(0)	—	(0)	—	—	—	—	1
Long-term borrowings	144	38	—	0	(116)	—	(15)	(41)	(66)

Total	¥146	¥38	¥—	¥15	¥(116)	¥—	¥(15)	¥(41)	¥(49)

	Billions of yen
	Six months ended September 30, 2012
	Beginning balance as of six months ended September 30, 2012	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of six months ended September 30, 2012
Assets:
Trading assets and private equity investments
Equities	¥125	¥0	¥—	¥10	¥(10)	¥—	¥(3)	¥4	¥(5)	¥121
Private equity investments	202	(6)	—	2	(3)	—	(7)	—	—	188
Japanese agency and municipal securities	10	0	—	1	(11)	—	—	—	(0)	—
Foreign government, agency and municipal securities	37	7	—	308	(321)	—	—	23	(5)	49
Bank and corporate debt securities and loans for trading purposes	62	1	—	156	(137)	—	(2)	39	(29)	90
Commercial mortgage-backed securities (“CMBS”)	8	2	—	6	(3)	—	(0)	4	(6)	11
Residential mortgage-backed securities (“RMBS”)	5	0	—	18	(18)	—	(0)	1	(1)	5
Mortgage and other mortgage-backed securities	91	(0)	—	—	(13)	—	(1)	—	—	77
Collateralized debt obligations (“CDO”) and other	20	(1)	—	5	(11)	—	(1)	2	(3)	11
Investment trust funds and other	9	(0)	—	1	(0)	—	(0)	0	(0)	10

Total cash instruments	569	3	—	507	(527)	—	(14)	73	(49)	562

Derivatives, net(4)
Equity contracts	14	(1)	—	—	—	2	(0)	(6)	6	15
Interest rate contracts	(39)	(13)	—	—	—	12	(2)	35	1	(6)
Credit contracts	(11)	(7)	—	—	—	9	(0)	1	6	(2)
Foreign exchange contracts	18	(1)	—	—	—	2	(0)	5	(13)	11
Commodity contracts	(0)	0	—	—	—	(0)	(0)	0	—	(0)

Total derivatives, net	(18)	(22)	—	—	—	25	(2)	35	(0)	18

Subtotal	¥551	¥(19)	¥—	¥507	¥(527)	¥25	¥(16)	¥108	¥(49)	¥580

Loans and receivables	11	1	—	0	(1)	—	(0)	—	(3)	8
Other assets
Non-trading debt securities	6	(0)	0	—	(2)	—	(0)	—	—	4
Other(5)	72	16	(0)	0	(7)	—	(0)	0	(0)	81

Total	¥640	¥(2)	¥(0)	¥507	¥(537)	¥25	¥(16)	¥108	¥(52)	¥673

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥—	¥(0)	¥—	¥(0)	¥0	¥—	¥0
Bank and corporate debt securities	1	(0)	—	0	(1)	—	(0)	—	—	0

Subtotal	¥1	¥(0)	¥—	¥0	¥(1)	¥—	¥(0)	¥0	¥—	¥0

Short-term borrowings	0	0	—	1	0	—	0	1	(1)	1
Payables and deposits	(0)	0	—	(0)	(0)	—	—	—	—	(0)
Long-term borrowings	(13)	14	—	32	(46)	—	(2)	42	(13)	(14)
Other liabilities	—	0	—	0	(0)	—	(0)	—	—	0

Total	¥(12)	¥14	¥—	¥33	¥(47)	¥—	¥(2)	¥43	¥(14)	¥(13)

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30, 2011
	Beginning balance as of three months ended September 30, 2011	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Net transfers into / (out of) Level 3(3)	Balance as of three months ended September 30, 2011
Assets:
Trading assets and private equity investments
Equities	¥149	¥(10)	¥—	¥4	¥(5)	¥—	¥(3)	¥(1)	¥134
Private equity investments	280	(6)	—	1	(8)	—	(7)	—	260
Japanese agency and municipal securities	—	—	—	1	(1)	—	—	—	—
Foreign government, agency and municipal securities	18	1	—	71	(61)	—	—	(5)	24
Bank and corporate debt securities and loans for trading purposes	54	(4)	—	39	(31)	—	(1)	9	66
Commercial mortgage-backed securities (“CMBS”)	10	(0)	—	—	(3)	—	(0)	1	8
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	—	(0)	—	(0)	1	4
Mortgage and other mortgage-backed securities	118	0	—	7	(14)	—	(0)	—	111
Collateralized debt obligations (“CDO”) and other	18	(1)	—	6	(7)	—	(1)	4	19
Investment trust funds and other	10	(1)	—	0	(0)	—	(0)	—	9

Total cash instruments	660	(21)	—	129	(130)	—	(12)	9	635

Derivatives, net(4)
Equity contracts	22	(9)	—	—	—	(3)	(1)	0	9
Interest rate contracts	16	(7)	—	—	—	(6)	(4)	(17)	(18)
Credit contracts	(44)	8	—	—	—	18	2	(6)	(22)
Foreign exchange contracts	6	15	—	—	—	(2)	(1)	(1)	17
Commodity contracts	0	(0)	—	—	—	(1)	(0)	—	(1)

Total derivatives, net	0	7	—	—	—	6	(4)	(24)	(15)

Subtotal	¥660	¥(14)	¥—	¥129	¥(130)	¥6	¥(16)	¥(15)	¥620

Loans and receivables	9	0	—	—	(1)	—	(1)	—	7
Other assets
Non-trading debt securities	7	0	(0)	—	—	—	(0)	—	7
Other	77	1	(0)	1	(1)	—	(0)	—	78

Total	¥753	¥(13)	¥(0)	¥130	¥(132)	¥6	¥(17)	¥(15)	¥712

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥—	¥0	¥—	¥1	¥—	¥—	¥—	¥—	¥1

Subtotal	¥—	¥0	¥—	¥1	¥—	¥—	¥—	¥—	¥1

Short-term borrowings	1	0	—	14	(0)	—	—	(0)	15
Payables and deposits	1	0	—	(0)	—	—	—	—	1
Long-term borrowings	82	36	—	3	(91)	—	(9)	(15)	(66)

Total	¥84	¥36	¥—	¥18	¥(91)	¥—	¥(9)	¥(15)	¥(49)

	Billions of yen
	Three months ended September 30, 2012
	Beginning balance as of three months ended September 30, 2012	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of three months ended September 30, 2012
Assets:
Trading assets and private equity investments
Equities	¥118	¥0	¥—	¥6	¥(2)	¥—	¥(1)	¥3	¥(3)	¥121
Private equity investments	189	3	—	0	(2)	—	(2)	—	—	188
Foreign government, agency and municipal securities	47	4	—	127	(133)	—	—	6	(2)	49
Bank and corporate debt securities and loans for trading purposes	67	2	—	118	(96)	—	(1)	11	(11)	90
Commercial mortgage-backed securities (“CMBS”)	9	2	—	5	(2)	—	(0)	0	(3)	11
Residential mortgage-backed securities (“RMBS”)	21	0	—	1	(17)	—	(0)	1	(1)	5
Mortgage and other mortgage-backed securities	91	(1)	—	—	(13)	—	(0)	—	—	77
Collateralized debt obligations (“CDO”) and other	19	(1)	—	3	(9)	—	(0)	1	(2)	11
Investment trust funds and other	10	(1)	—	1	(0)	—	0	—	(0)	10

Total cash instruments	571	8	—	261	(274)	—	(4)	22	(22)	562

Derivatives, net(4)
Equity contracts	6	2	—	—	—	1	(0)	(4)	10	15
Interest rate contracts	(53)	(1)	—	—	—	13	(1)	32	4	(6)
Credit contracts	0	18	—	—	—	(18)	(1)	1	(2)	(2)
Foreign exchange contracts	7	(0)	—	—	—	1	(0)	5	(2)	11
Commodity contracts	(0)	0	—	—	—	(0)	(0)	0	—	(0)

Total derivatives, net	(40)	19	—	—	—	(3)	(2)	34	10	18

Subtotal	¥531	¥27	¥—	¥261	¥(274)	¥(3)	¥(6)	¥56	¥(12)	¥580

Loans and receivables	11	(0)	—	0	(0)	—	(0)	—	(3)	8
Other assets
Non-trading debt securities	4	(0)	0	—	—	—	0	—	—	4
Other(5)	67	17	(0)	0	(3)	—	(0)	0	—	81

Total	¥613	¥44	¥(0)	¥261	¥(277)	¥(3)	¥(6)	¥56	¥(15)	¥673

Liabilities:
Trading liabilities
Equities	¥—	¥—	¥—	¥—	¥—	¥—	¥(0)	¥0	¥—	¥0
Bank and corporate debt securities	0	(0)	—	—	(0)	—	(0)	—	—	0

Subtotal	¥0	¥(0)	¥—	¥—	¥(0)	¥—	¥(0)	¥0	¥—	¥0

Short-term borrowings	2	0	—	0	(0)	—	0	0	(1)	1
Payables and deposits	(0)	0	—	(0)	(0)	—	—	—	—	(0)
Long-term borrowings	(36)	(1)	—	29	(4)	—	(0)	6	(10)	(14)
Other liabilities	0	(0)	—	—	(0)	—	(0)	—	—	0

Total	¥(34)	¥(1)	¥—	¥29	¥(4)	¥—	¥(0)	¥6	¥(11)	¥(13)

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers into / (out of) Level 3, Transfers into Level 3 and Transfers out of Level 3 are the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3 all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level all gains/ (losses) during the quarter are excluded from the table.
(4)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(5)	Includes the impact of the refined fair value measurement of investments in unlisted equity securities.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Unrealized gains and losses recognized for Level 3 financial instruments

The following tables present the amounts of unrealized gains (losses) for the six and three months ended September 30, 2011 and 2012, relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date:

	Billions of yen
	Six months ended September 30
	2011	2012
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(8)	¥(0)
Private equity investments	(9)	(4)
Japanese agency and municipal securities	(0)	—
Foreign government, agency and municipal securities	0	(0)
Bank and corporate debt securities and loans for trading purposes	(4)	1
Commercial mortgage-backed securities (“CMBS”)	0	1
Residential mortgage-backed securities (“RMBS”)	(0)	1
Mortgage and other mortgage-backed securities	(2)	(1)
Collateralized debt obligations (“CDO”) and other	(1)	(0)
Investment trust funds and other	0	(0)

Total cash instruments	(24)	(2)

Derivatives, net(2)
Equity contracts	(8)	7
Interest rate contracts	9	(12)
Credit contracts	10	1
Foreign exchange contracts	17	4
Commodity contracts	(0)	0

Total derivatives, net	28	0

Subtotal	¥4	¥(2)

Loans and receivables	(1)	(0)
Other assets
Non-trading debt securities	0	(0)
Other(3)	1	15

Total	¥4	¥13

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥0	¥(0)

Subtotal	¥0	¥(0)

Short-term borrowings	0	0
Payables and deposits	(0)	0
Long-term borrowings	29	3

Total	¥29	¥3

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30
	2011	2012
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(8)	¥(0)
Private equity investments	(6)	2
Japanese agency and municipal securities	(0)	—
Foreign government, agency and municipal securities	0	(0)
Bank and corporate debt securities and loans for trading purposes	(4)	(0)
Commercial mortgage-backed securities (“CMBS”)	(0)	1
Residential mortgage-backed securities (“RMBS”)	(0)	0
Mortgage and other mortgage-backed securities	0	(1)
Collateralized debt obligations (“CDO”) and other	(1)	(1)
Investment trust funds and other	(1)	(1)

Total cash instruments	(20)	0

Derivatives, net(2)
Equity contracts	(10)	4
Interest rate contracts	(2)	(6)
Credit contracts	13	25
Foreign exchange contracts	15	0
Commodity contracts	(0)	0

Total derivatives, net	16	23

Subtotal	¥(4)	¥23

Loans and receivables	(0)	(0)
Other assets
Non-trading debt securities	0	(0)
Other(3)	1	15

Total	¥(3)	¥38

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥0	¥(0)

Subtotal	¥0	¥(0)

Short-term borrowings	0	0
Payables and deposits	0	0
Long-term borrowings	36	(1)

Total	¥36	¥(1)

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(3)	Includes the impact of the refined fair value measurement of investments in unlisted equity securities.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Transfers between levels of the fair value hierarchy

Nomura assumes that all transfers of financial instruments from one level to another level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer takes place. Amounts reported below therefore represent the fair value of the financial instruments at the beginning of the relevant quarter when the transfer was made.

Transfers between Level 1 and Level 2

For the six and three months ended September 30, 2011, there were no significant amount of transfers between Level 1 and Level 2.

For the six months ended September 30, 2012, a total of ¥281 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥249 billion of debt securities reported within Other assets—Non-trading debt securities which were transferred because the observable markets in which these instruments are traded became inactive. This also comprised ¥22 billion of equities reported within Trading assets and private equity investments—Equities and ¥6 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments are traded became inactive. During the same period, a total of ¥10 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥10 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the three months ended September 30, 2012, a total of ¥13 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥6 billion of equities reported within Trading assets and private equity investments—Equities and ¥5 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments are traded became inactive. During the same period, a total of ¥4 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥4 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the six months ended September 30, 2012, a total of ¥329 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥324 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became active. During the same period, a total of ¥371 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised primarily ¥370 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

For the three months ended September 30, 2012, a total of ¥136 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥134 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became active. During the same period, a total of ¥100 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised primarily ¥98 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

Transfers out of Level 3

For the six and three months ended September 30, 2011, there were no significant amount of transfers out of Level 3.

For the six months ended September 30, 2012, a total of ¥52 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥29 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads became observable. This also comprised primarily ¥6 billion of CMBS which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable, ¥5 billion of equities were transferred because certain credit spreads and liquidity discounts became observable and ¥5 billion of Foreign government, agency and municipal securities were transferred because certain credit spreads became observable. During the same period, a total of ¥14 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥13 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatilities and correlations became observable.

Transferred out of Level 3 about net derivative contracts comprised primarily ¥13 billion of foreign exchange contracts which were transferred because certain volatilities and forward FX rates became observable, ¥ (6) billion of equity contracts which were transferred because certain dividend yield, volatilities and correlations became observable and ¥ (6) billion of credit contracts which were transferred because certain credit spreads, recovery rates, volatilities and correlations became observable.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

For the three months ended September 30, 2012, a total of ¥25 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥11 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads became observable. During the same period, a total of ¥11 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥10 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatilities and correlations became observable.

A total of ¥(10) billion of net derivative contracts were also transferred out of Level 3. This comprised primarily ¥(10) billion of equity contracts which were transferred because certain dividend yield, volatilities and correlations became observable.

Transfers into Level 3

For the six and three months ended September 30, 2011, there were no significant amount of transfers into Level 3.

For the six months ended September 30, 2012, a total of ¥73 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥39 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads became unobservable. This also comprised primarily ¥23 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfer reported in Bank and corporate debt securities and loans for trading purposes and Foreign government, agency and municipal securities which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥43 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥42 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatilities and correlations became unobservable. The amount of gains and losses on these transfer reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

A total of ¥35 billion of net derivative contracts were also transferred into Level 3. This comprised ¥35 billion of interest rate contracts which were transferred because certain forward FX rates, interest rates, volatilities and correlations became unobservable. Also, ¥(6) billion of equity contracts which were transferred because certain dividend yield, volatilities and correlations became unobservable and ¥5 billion of foreign exchange contracts which were transferred because certain volatilities and forward FX rates became unobservable. Losses on the interest rate contracts which were recognized in the quarter which the transfer into Level 3 occurred were ¥6 billion. The amount of gains and losses on the equity contracts and foreign exchange contracts which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

For the three months ended September 30, 2012, a total of ¥22 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥11 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads became unobservable. This also comprised primarily ¥6 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfer reported in Bank and corporate debt securities and loans for trading purposes and Foreign government, agency and municipal securities which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥6 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥6 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatilities and correlations became unobservable. The amount of gains and losses on these transfer reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

A total of ¥34 billion of net derivative contracts were also transferred into Level 3. This comprised ¥32 billion of interest rate contracts which were transferred because certain forward FX rates, interest rates, volatilities and correlations became unobservable and ¥5 billion of foreign exchange contracts which were transferred because certain volatilities and forward FX rates became unobservable. Losses on the interest rate contracts which were recognized in the quarter when the transfer into Level 3 occurred were ¥6 billion. The amount of gains and losses on the foreign exchange contracts which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2012 and September 30, 2012. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2012
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥109	¥0	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	61	12	Quarterly	30 days
Real estate funds	11	15	—	—

Total	¥185	¥28

	Billions of yen
	September 30, 2012
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥63	¥14	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	58	8	Quarterly	30 days
Real estate funds	11	—	—	—

Total	¥136	¥23

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass-through. The fair values of these investments are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of these investments in this category are estimated using the NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments”. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity investments held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in the consolidated financial statements.

•

Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Resale and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the resale and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities (“VIEs”) for the same purpose and for certain structured notes issued prior to April 1, 2008.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the six and three months ended September 30, 2011 and 2012.

	Billions of yen
	Six months ended September 30
	2011	2012
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥1	¥1
Private equity investments	(6)	(5)
Loans and receivables	8	14
Collateralized agreements(3)	4	(2)
Other assets(2)	(0)	0

Total	¥7	¥8

Liabilities:
Short-term borrowings(4)	¥1	¥8
Collateralized financing(3)	(0)	(0)
Long-term borrowings(4)(5)	95	31
Other liabilities(6)	—	0

Total	¥96	¥39

	Billions of yen
	Three months ended September 30
	2011	2012
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥1	¥1
Private equity investments	0	0
Loans and receivables	8	14
Collateralized agreements(3)	1	0
Other assets(2)	0	0

Total	¥10	¥15

Liabilities:
Short-term borrowings(4)	¥0	¥4
Collateralized financing(3)	0	(0)
Long-term borrowings(4)(5)	86	12
Other liabilities(6)	—	0

Total	¥86	¥16

(1)	Includes gains and losses reported primarily within Net gain on trading and Gain (loss) on private equity investments in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes resale and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes loan commitments.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

In the common stock of Ashikaga Holdings Co., Ltd., Nomura elected to apply the fair value option for its 47.0% investment. This investment is reported within Trading assets and private equity investments—Private equity investments and Other assets—Other in the consolidated balance sheets.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥10 billion for the six months ended September 30, 2011, mainly due to the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥6 billion for the six months ended September 30, 2012, mainly because of the tightening of Nomura’s credit spread.

Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥15 billion for the three months ended September 30, 2011, mainly due to the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥5 billion for the three months ended September 30, 2012, mainly because of the tightening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2012, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥13 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of September 30, 2012, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥3 billion more than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 18% of total assets as of March 31, 2012 and 20% as of September 30, 2012.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3. “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2012
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,304	¥1,319	¥2,527	¥448	¥6,598

	Billions of yen
	September 30, 2012
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,159	¥1,219	¥2,304	¥461	¥7,143

(1)	Other than above, there were ¥640 billion and ¥621 billion of government, agency and municipal securities in Other assets—Non-trading debt securities as of March 31, 2012 and September 30, 2012, respectively. The vast majority of these securities are Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets. These would be generally classified as either Level 1 or Level 2 within the fair value hierarchy.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is estimated in the same way as other loans carried at fair value on a recurring basis. Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified as Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value.

	Billions of yen
	March 31, 2012(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,071	¥1,071	¥1,071	¥—	¥—
Time deposits	653	653	—	653	—
Deposits with stock exchanges and other segregated cash	230	230	—	230	—
Loans receivable(2)	1,290	1,286	—	1,031	255
Securities purchased under agreements to resell	7,663	7,663	—	7,663	—
Securities borrowed	6,080	6,080	—	6,080	—

Total Assets	¥16,987	¥16,983	¥1,071	¥15,657	¥255

Liabilities:
Short-term borrowings	¥1,186	¥1,186	¥—	¥1,186	¥0
Deposits received at banks	905	905	—	905	—
Securities sold under agreements to repurchase	9,928	9,928	—	9,928	—
Securities loaned	1,700	1,700	—	1,700	—
Long-term borrowings	8,505	8,242	154	8,084	4

Total Liabilities	¥22,224	¥21,961	¥154	¥21,803	¥4

	Billions of yen
	September 30, 2012(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥717	¥717	¥717	¥—	¥—
Time deposits	404	404	—	404	—
Deposits with stock exchanges and other segregated cash	190	190	—	190	—
Loans receivable(2)	1,225	1,228	—	998	230
Securities purchased under agreements to resell	7,865	7,865	—	7,865	—
Securities borrowed	5,204	5,204	—	5,204	—

Total Assets	¥15,605	¥15,608	¥717	¥14,661	¥230

Liabilities:
Short-term borrowings	¥866	¥866	¥—	¥865	¥1
Deposits received at banks	921	921	—	921	(0)
Securities sold under agreements to repurchase	10,998	10,998	—	10,998	—
Securities loaned	2,129	2,129	—	2,129	—
Long-term borrowings	8,087	7,820	96	7,738	(14)

Total Liabilities	¥23,001	¥22,734	¥96	¥22,651	¥(13)

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting allowance for loan losses.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and nonfinancial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

As of March 31, 2012, certain land and buildings were measured at fair value on a nonrecurring basis. The carrying amount of these assets, which are reported within Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheets, were written down to their fair value of ¥17 billion as a result of impairment. Fair value was determined based on internal appraisal value and consequently, this nonrecurring fair value measurement has been determined using valuation inputs which would be classified as Level 3 in the fair value hierarchy.

As of September 30, 2012, goodwill allocated to a certain reporting unit was measured at fair value on a nonrecurring basis. The relevant goodwill reported within Other assets—Other in the consolidated balance sheets, was wholly impaired. Fair value was determined based on DCF and consequently, this nonrecurring fair value measurement has been determined using valuation inputs which would be classified as Level 3 in the fair value hierarchy.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, for OTC derivatives, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“Master Netting Agreements”) with each of its counterparties. Master Netting Agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in OTC derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

Nomura offset ¥1,051 billion of cash collateral receivables against net derivative liabilities and ¥867 billion of cash collateral payables against net derivative assets as of March 31, 2012. Nomura offset ¥977 billion of cash collateral receivables against net derivative liabilities and ¥905 billion of cash collateral payables against net derivative assets as of September 30, 2012.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through Nomura Holdings, Inc. (“NHI”) shareholders’ equity within Accumulated other comprehensive income (loss). Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other.

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2012
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥18,881	¥(17,553)	¥(797)	¥531

	Billions of yen
	September 30, 2012
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥10,524	¥(9,119)	¥(860)	¥545

Derivative activities

All freestanding derivatives are carried at fair value in the consolidated balance sheets and reported within Trading assets or Trading liabilities depending on whether fair value is positive or negative, respectively. Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables quantify the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2012
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥16,079	¥1,603	¥14,497	¥1,687
Interest rate contracts	636,833	18,843	592,413	18,597
Credit contracts	37,067	1,864	41,785	1,952
Foreign exchange contracts	59,296	1,356	62,999	1,407
Commodity contracts	50	4	45	5

Total	¥749,325	¥23,670	¥711,739	¥23,648

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,855	¥78	¥—	¥—
Foreign exchange contracts	190	4	97	1

Total	¥2,045	¥82	¥97	¥1

Total derivatives	¥751,370	¥23,752	¥711,836	¥23,649

	Billions of yen
	September 30, 2012
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥14,329	¥1,484	¥14,496	¥1,617
Interest rate contracts	571,442	20,198	564,750	19,876
Credit contracts	36,232	1,588	36,549	1,701
Foreign exchange contracts	49,646	1,136	68,114	1,135
Commodity contracts	22	1	48	3

Total	¥671,671	¥24,407	¥683,957	¥24,332

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,671	¥92	¥—	¥—
Foreign exchange contracts	188	2	61	1

Total	¥1,859	¥94	¥61	¥1

Total derivatives	¥673,530	¥24,501	¥684,018	¥24,333

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	Includes derivatives used for non-trading purposes which are not designated as fair value or net investment hedges.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following tables present amounts included in the consolidated statements of income related to derivatives used for trading purposes by type of underlying derivative contract.

	Billions of yen
	Six months ended September 30
	2011	2012
Derivatives used for trading purposes(1)(2):
Equity contracts	¥9	¥1
Interest rate contracts	122	(21)
Credit contracts	(29)	(12)
Foreign exchange contracts	15	56
Commodity contracts	7	0

Total	¥124	¥24

	Billions of yen
	Three months ended September 30
	2011	2012
Derivatives used for trading purposes(1)(2):
Equity contracts	¥(28)	¥(28)
Interest rate contracts	23	14
Credit contracts	(14)	5
Foreign exchange contracts	(5)	3
Commodity contracts	(3)	0

Total	¥(27)	¥(6)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gain (loss) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of income within Interest expense.

The following tables present amounts included in the consolidated statements of income related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Six months ended September 30
	2011	2012
Derivatives designated as hedging instruments:
Interest rate contracts	¥59	¥23

Total	¥59	¥23

Hedged items:
Long-term borrowings	¥(59)	¥(23)

Total	¥(59)	¥(23)

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30
	2011	2012
Derivatives designated as hedging instruments:
Interest rate contracts	¥33	¥6

Total	¥33	¥6

Hedged items:
Long-term borrowings	¥(33)	¥(6)

Total	¥(33)	¥(6)

Net investment hedges

Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following tables present gains (losses) from derivatives and non-derivatives designated as net investment hedges included in the consolidated statements of comprehensive income.

	Billions of yen
	Six months ended September 30
	2011	2012
Hedging instruments:
Foreign exchange contracts	¥10	¥11
Long-term borrowings	11	8

Total	¥21	¥19

	Billions of yen
	Three months ended September 30
	2011	2012
Hedging instruments:
Foreign exchange contracts	¥8	¥1
Long-term borrowings	7	3

Total	¥15	¥4

(1)	The portion of the gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) were not significant during the six months ended September 30, 2011 and 2012. The amount of gains (losses) were not significant during the three months ended September 30, 2011 and 2012.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2012, was ¥1,867 billion with related collateral pledged of ¥1,143 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2012, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥26 billion.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of September 30, 2012, was ¥1,861 billion with related collateral pledged of ¥1,074 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of September 30, 2012, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥27 billion.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2012 and September 30, 2012.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	March 31, 2012
		Maximum potential payout/Notional					Notional
	Carrying value (Asset) / Liability(1)	Total	Years to maturity				Purchased credit protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥562	¥20,159	¥2,902	¥6,750	¥8,510	¥1,997	¥18,692
Credit default indices	124	10,738	1,667	2,089	5,807	1,175	9,334
Other credit risk related portfolio products	223	3,298	1,084	1,201	441	572	2,138
Credit risk related options and swaptions	(1)	781	0	—	439	342	651

Total	¥908	¥34,976	¥5,653	¥10,040	¥15,197	¥4,086	¥30,815

	Billions of yen
	September 30, 2012
		Maximum potential payout/Notional					Notional
	Carrying value (Asset) / Liability(1)	Total	Years to maturity				Purchased credit protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥380	¥19,743	¥3,688	¥6,272	¥6,872	¥2,911	¥18,121
Credit default indices	98	11,041	2,380	2,446	5,112	1,103	9,401
Other credit risk related portfolio products	186	2,494	922	751	263	558	1,819
Credit risk related options and swaptions	0	4	—	—	4	—	—

Total	¥664	¥33,282	¥6,990	¥9,469	¥12,251	¥4,572	¥29,341

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s Financial Services LLC (“S&P”), or if not rated by S&P, based on Moody’s Investors Service, Inc. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2012
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,196	¥1,749	¥5,878	¥5,550	¥2,974	¥1,812	¥20,159
Credit default indices	140	711	5,358	2,905	1,619	5	10,738
Other credit risk related portfolio products	20	18	3	111	212	2,934	3,298
Credit risk related options and swaptions	0	0	137	532	112	—	781

Total	¥2,356	¥2,478	¥11,376	¥9,098	¥4,917	¥4,751	¥34,976

	Billions of yen
	September 30, 2012
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥1,828	¥1,332	¥4,952	¥6,625	¥3,119	¥1,887	¥19,743
Credit default indices	24	525	4,608	4,222	1,477	185	11,041
Other credit risk related portfolio products	39	10	6	104	193	2,142	2,494
Credit risk related options and swaptions	—	—	—	4	—	—	4

Total	¥1,891	¥1,867	¥9,566	¥10,955	¥4,789	¥4,214	¥33,282

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

4. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen
	March 31, 2012	September 30, 2012
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥32,075	¥29,096
The portion of the above that has been sold (reported within Trading liabilities on the consolidated balance sheets) or repledged	23,895	23,990

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets on the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	March 31, 2012	September 30, 2012
Trading assets:
Equities and convertible bonds	¥47,966	¥58,242
Government and government agency securities	1,333,482	1,301,368
Bank and corporate debt securities	139,863	84,027
Commercial mortgage-backed securities (“CMBS”)	40,183	30,356
Residential mortgage-backed securities (“RMBS”)	1,527,946	1,387,658
Collateralized debt obligations (“CDO”) and other(1)	82,298	68,338
Investment trust funds and other	—	38,490

Total	¥3,171,738	¥2,968,479

Non-trading debt securities	¥54,969	¥52,793
Investments in and advances to affiliated companies	¥33,921	¥34,514

(1)	Includes collateralized loan obligations (“CLO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	March 31, 2012	September 30, 2012
Loans and receivables	¥55,236	¥140
Trading assets	1,515,079	1,360,602
Office buildings, land, equipment and facilities	116,530	112,523
Non-trading debt securities	337,681	336,160
Other	260,683	260,188

Total	¥2,285,209	¥2,069,613

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized bonds of consolidated VIEs and trading balances of secured borrowings, and derivative transactions.

Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with clients to resell or repurchase these securities to or from those clients. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when appropriate. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate. Certain repo transactions are carried at fair value through election of the fair value option. No allowance for credit losses is generally recorded on repurchase agreements due to the strict collateralization requirements.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2012 and September 30, 2012 were ¥39,797 million and ¥ 18,451 million, respectively.

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally required Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized. No allowance for credit losses is generally recorded on securities borrowing transactions due to the strict collateralization requirements.

Certain Japanese securities lending transactions are accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under these transactions as of March 31, 2012 and September 30, 2012 were ¥1,930 million and ¥nil, respectively.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

5. Non-trading securities:

Non-trading securities held by the insurance subsidiary are carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets, and unrealized changes in fair value are reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Realized gains and losses on non-trading securities are recognized within Revenue—Other in the consolidated statements of income.

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2012 and September 30, 2012.

	Millions of yen
	March 31, 2012
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities	¥150,203	¥445	¥164	¥150,484
Other debt securities	37,356	115	182	37,289
Equity securities	53,358	3,194	2,069	54,483

Total	¥240,917	¥3,754	¥2,415	¥242,256

	Millions of yen
	September 30, 2012
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities	¥94,322	¥469	¥904	¥93,887
Other debt securities	50,469	444	466	50,447
Equity securities	42,836	1,858	1,094	43,600

Total	¥187,627	¥2,771	¥2,464	¥187,934

For the six months ended September 30, 2011, non-trading securities of ¥110,297 million were disposed of resulting in ¥1,484 million of realized gains and no significant amount of related realized losses. Total proceeds received from these disposals were ¥111,601 million. For the three months ended September 30, 2011, non-trading securities of ¥106,857 million were disposed of resulting in ¥1,275 million of realized gains and no significant amount of related realized losses. Total proceeds received from these disposals were ¥108,085 million.

For the six months ended September 30, 2012, non-trading securities of ¥341,757 million were disposed of resulting in ¥5,081 million of realized gains and ¥1,009 million of realized losses. Total proceeds received from these disposals were ¥345,829 million. For the three months ended September 30, 2012, non-trading securities of ¥245,143 million were disposed of resulting in ¥3,820 million of realized gains and ¥870 million of realized losses. Total proceeds received from these disposals were ¥248,093 million. Related gains and losses were computed using the average method and were recognized in Revenue—Other in the consolidated statements of income.

The following table presents the fair value of residual contractual maturity of non-trading debt securities as of September 30, 2012. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	September 30, 2012
	Total	Years to maturity
		Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥144,334	¥8,077	¥56,019	¥63,612	¥16,626

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2012 and September 30, 2012.

	Millions of yen
	March 31, 2012
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥14,954	¥164	¥—	¥—	¥14,954	¥164
Other debt securities	5,920	182	—	—	5,920	182
Equity securities	21,049	2,069	—	—	21,049	2,069

Total	¥41,923	¥2,415	¥—	¥—	¥41,923	¥2,415

	Millions of yen
	September 30, 2012
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥50,233	¥568	¥3,771	¥336	¥54,004	¥904
Other debt securities	20,684	426	2,025	40	22,709	466
Equity securities	12,396	1,094	—	—	12,396	1,094

Total	¥83,313	¥2,088	¥5,796	¥376	¥89,109	¥2,464

As of March 31, 2012, the total number of non-trading securities in unrealized loss positions is approximately 70. As of September 30, 2012, the total number of non-trading securities in unrealized loss positions is approximately 100.

Where the fair value of non-trading securities held by the insurance subsidiary has declined below amortized cost, these are assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considers quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss exists, for equity securities, the security is written down to fair value, with the entire difference between fair value and amortized cost recognized within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss is also recognized within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it is more-likely-than-not that Nomura will be required to sell the debt security before recovery of amortized cost. If Nomura does not expect to sell or be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss is recognized through earnings and any non-credit loss component recognized within Other comprehensive income (loss).

For the six and three months ended September 30, 2011, the amount of impairment losses recognized for the certain non-trading securities due to an other-than-temporary decline in value was not significant. Other gross unrealized losses of non-trading securities were considered temporary.

For the six and three months ended September 30, 2012, other-than-temporary impairment losses recognized for the certain non-trading equity securities were ¥4,808 million and ¥2,974 million, respectively. The amount of credit loss component of other-than-temporary impairment losses recognized for the certain non-trading debt securities were not significant. Other-than-temporary impairment losses related to the non-credit loss component recognized for the certain non-trading debt securities within Other comprehensive income (loss) were ¥376 million and ¥38 million, respectively. Other gross unrealized losses of non-trading securities were considered temporary.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the six and three months ended September 30, 2011, Nomura received cash proceeds from SPEs in new securitizations of ¥138 billion and ¥90 billion, respectively, and the amount of associated profit on sale was not significant. For the six and three months ended September 30, 2012, Nomura received cash proceeds from SPEs in new securitizations of ¥303 billion and ¥202 billion, respectively, and the amount of associated profit on sale was not significant. For the six and three months ended September 30, 2011, Nomura received debt securities issued by these SPEs with an initial value of ¥682 billion and ¥322 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥334 billion and ¥192 billion, respectively. For the six and three months ended September 30, 2012, Nomura received debt securities issued by these SPEs with an initial fair value of ¥824 billion and ¥430 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥451 billion and ¥258 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥3,782 billion and ¥4,065 billion as of March 31, 2012 and September 30, 2012, respectively. Nomura’s retained interests were ¥165 billion and ¥174 billion, as of March 31, 2012 and September 30, 2012, respectively. For the six and three months ended September 30, 2011, Nomura received cash flows of ¥6 billion and ¥3 billion, respectively, from the SPEs on the retained interests held in the SPEs. For the six and three months ended September 30, 2012, Nomura received cash flows of ¥11 billion and ¥5 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥27 billion and ¥15 billion as of March 31, 2012 and September 30, 2012, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥163	¥—	¥163	¥161	¥2
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥163	¥2	¥165	¥163	¥2

	Billions of yen
	September 30, 2012
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥172	¥—	¥172	¥169	¥3
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥172	¥2	¥174	¥171	¥3

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interests held(1)
	March 31, 2012	September 30, 2012
Fair value of retained interests(1)	¥157	¥159
Weighted-average life (Years)	7.0	5.8
Constant prepayment rate	8.1%	9.6%
Impact of 10% adverse change	(1.3)	(4.4)
Impact of 20% adverse change	(2.4)	(6.9)
Discount rate	3.3%	3.3%
Impact of 10% adverse change	(3.7)	(3.5)
Impact of 20% adverse change	(7.1)	(5.3)

(1)	The sensitivity analysis covers the material retained interests held of ¥157 billion out of ¥165 billion as of March 31, 2012 and ¥159 billion out of ¥174 billion as of September 30, 2012.
Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2012	September 30, 2012
Assets
Trading assets
Equities	¥116	¥57
Debt securities	84	75
Mortgage and mortgage-backed securities	27	19
Long-term loans receivable	21	9

Total	¥248	¥160

Liabilities
Long-term borrowings	¥223	¥148

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured securities to investors by repackaging corporate convertible bonds, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these interim consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31, 2012	September 30, 2012
Consolidated VIE assets
Cash and cash equivalents	¥52	¥42
Trading assets
Equities	730	645
Debt securities	180	255
Mortgage and mortgage-backed securities	84	74
Investment trust funds and other	0	—
Derivatives	4	4
Private equity investments	1	1
Securities purchased under agreements to resell	7	2
Office buildings, land, equipment and facilities(1)	140	139
Other(1)	408	387

Total	¥1,606	¥1,549

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥4	¥3
Derivatives	38	16
Securities sold under agreements to repurchase	0	4
Borrowings
Short-term borrowings	—	—
Long-term borrowings	992	981
Other	35	30

Total	¥1,069	¥1,034

(1)	Includes real estate and real estate for sale held by SPEs related to a consolidated subsidiary.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2012
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥58	¥—	¥58
Debt securities	133	—	133
Mortgage and mortgage-backed securities	2,137	—	2,137
Investment trust funds and other	96	—	96
Derivatives	0	9	27
Private equity investments	25	—	25
Loans
Short-term loans	2	—	2
Long-term loans	29	—	29
Other	5	—	5
Commitments to extend credit and other guarantees	—	—	19

Total	¥2,485	¥9	¥2,531

	Billions of yen
	September 30, 2012
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥46	¥—	¥46
Debt securities	163	—	163
Mortgage and mortgage-backed securities	2,255	—	2,255
Investment trust funds and other	226	—	226
Derivatives	0	—	15
Private equity investments	24	—	24
Loans
Short-term loans	7	—	7
Long-term loans	70	—	70
Other	5	—	5
Commitments to extend credit and other guarantees	—	—	25

Total	¥2,796	¥—	¥2,836

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of collateralized agreements such as reverse repurchase agreements and securities borrowing transactions and loans. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements and securities borrowing transactions are generally recorded in the consolidated balance sheets at the amount at which the securities are purchased with applicable accrued interest. No allowance for credit losses is generally recorded on these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks are secured and unsecured loans extended by licensed banks within Nomura. For those loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. For unsecured loans provided for the investment banking activities, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with stock brokerage activities. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily loans provided to corporate clients. Corporate loans include loans secured by real estate or securities, as well as unsecured loans which Nomura provides for the investment banking activities. The risk to Nomura of making these loans is similar to those risks arising from loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following table presents a summary of the loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2012	September 30, 2012
Loans
Loans at banks	¥285,516	¥250,190
Short-term secured margin loans	165,246	173,159
Inter-bank money market loans	95,461	150,938
Corporate loans	747,149	653,562

Loans receivable total	¥1,293,372	¥1,227,849

of which:
Loans receivable carried at fair value(1)	¥458,352	¥380,027
Loans receivable carried at amortized cost	835,020	847,822
Advances to affiliated companies	¥10,649	¥9,988

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

There were no significant purchases or sales of Loans receivable and no reclassifications of Loans receivable to Trading assets for the six and three months ended September 30, 2011 and 2012.

Allowance for loan losses

Management establishes an allowance for loan losses for loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is reported in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present changes in the allowance for losses for the six and three months ended September 30, 2011 and 2012.

	Millions of yen
	Six months ended September 30, 2011
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥339	¥37	¥—	¥3,422	¥11	¥3,809	¥1,051	¥4,860
Provision for losses	49	(4)	—	71	(11)	105	(179)	(74)
Charge-offs	—	—	—	—	—	—	(1)	(1)
Other(1)	—	(1)	—	(326)	—	(327)	370	43

Ending balance	¥388	¥32	¥—	¥3,167	¥—	¥3,587	¥1,241	¥4,828

	Millions of yen
	Six months ended September 30, 2012
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥552	¥24	¥—	¥2,758	¥51	¥3,385	¥1,503	¥4,888
Provision for losses	211	(0)	—	(875)	(19)	(683)	89	(594)
Charge-offs	(1)	(11)	—	(23)	—	(35)	—	(35)
Other(1)	—	(0)	—	(114)	—	(114)	(11)	(125)

Ending balance	¥762	¥13	¥—	¥1,746	¥32	¥2,553	¥1,581	¥4,134

	Millions of yen
	Three months ended September 30, 2011
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥339	¥57	¥—	¥3,086	¥11	¥3,493	¥1,460	¥4,953
Provision for losses	49	(24)	—	316	(11)	330	(196)	134
Charge-offs	—	—	—	—	—	—	—	—
Other(1)	—	(1)	—	(235)	—	(236)	(23)	(259)

Ending balance	¥388	¥32	¥—	¥3,167	¥—	¥3,587	¥1,241	¥4,828

	Millions of yen
	Three months ended September 30, 2012
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥552	¥17	¥—	¥2,606	¥51	¥3,226	¥1,512	¥4,738
Provision for losses	211	(4)	—	(867)	(19)	(679)	73	(606)
Charge-offs	(1)	—	—	(23)	—	(24)	—	(24)
Other(1)	—	(0)	—	30	—	30	(4)	26

Ending balance	¥762	¥13	¥—	¥1,746	¥32	¥2,553	¥1,581	¥4,134

(1)	Includes the effect of foreign exchange movements.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2012 and September 30, 2012.

	Millions of yen
	March 31, 2012
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥14	¥10	¥—	¥2,680	¥—	¥2,704
Evaluated collectively	538	14	—	78	51	681

Total allowance for loan losses	¥552	¥24	¥—	¥2,758	¥51	¥3,385

Loans by impairment methodology
Evaluated individually	¥212	¥58,636	¥95,461	¥329,312	¥394	¥484,015
Evaluated collectively	235,195	106,610	—	9,594	10,255	361,654

Total loans	¥235,407	¥165,246	¥95,461	¥338,906	¥10,649	¥845,669

	Millions of yen
	September 30, 2012
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥8	¥—	¥—	¥1,668	¥—	¥1,676
Evaluated collectively	754	13	—	78	32	877

Total allowance for loan losses	¥762	¥13	¥—	¥1,746	¥32	¥2,553

Loans by impairment methodology
Evaluated individually	¥34	¥63,412	¥150,938	¥265,365	¥723	¥480,472
Evaluated collectively	249,743	109,747	—	8,583	9,265	377,338

Total loans	¥249,777	¥173,159	¥150,938	¥273,948	¥9,988	¥857,810

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for a nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2012, there were ¥40,565 million of loans which were on a nonaccrual status, primarily unsecured corporate loans. The amount of loans which were 90 days past due was not significant. As of September 30, 2012, there were ¥38,525 million of loans which were on a nonaccrual status, primarily unsecured corporate loans. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance recognized in the allowance for loan losses. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

As of March 31, 2012, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment was ¥35,721 million, the total unpaid principal balance was ¥38,103 million and the related allowance was ¥2,693 million, primarily for unsecured corporate loans. As of September 30, 2012, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment was ¥31,785 million, the total unpaid principal balance was ¥33,490 million and the related allowance was ¥1,676 million, primarily for unsecured corporate loans.

The amount of TDR which occurred during the six and three months ended September 30, 2011 and 2012, was not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal credit rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of borrower’s creditworthiness. Loans considered as collateralized transactions are not subject to an internal credit rating process as Nomura monitors the value of posted collateral closely and understands means to prevent potential losses.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2012 and September 30, 2012.

	Millions of yen
	March 31, 2012
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥92,207	¥29,169	¥—	¥33,511	¥154,887
Unsecured loans at banks	80,507	—	13	—	80,520
Short-term secured margin loans	—	—	—	165,246	165,246
Secured inter-bank money market loans	1,461	—	—	—	1,461
Unsecured inter-bank money market loans	94,000	—	—	—	94,000
Secured corporate loans	131,767	93,331	4,232	70,657	299,987
Unsecured corporate loans	1,339	37,580	—	—	38,919
Advances to affiliated companies	10,255	—	—	394	10,649

Total	¥411,536	¥160,080	¥4,245	¥269,808	¥845,669

	Millions of yen
	September 30, 2012
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥92,049	¥31,957	¥—	¥33,650	¥157,656
Unsecured loans at banks	92,113	—	8	—	92,121
Short-term secured margin loans	—	—	—	173,159	173,159
Secured inter-bank money market loans	2,938	—	—	—	2,938
Unsecured inter-bank money market loans	148,000	—	—	—	148,000
Secured corporate loans	94,620	138,429	6,317	2,816	242,182
Unsecured corporate loans	—	31,766	—	—	31,766
Advances to affiliated companies	9,265	428	—	295	9,988

Total	¥438,985	¥202,580	¥6,325	¥209,920	¥857,810

(1)	Relate to collateral exposures where a specified ratio of LTV is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of a counterparty will trigger on immediate credit review process.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

8. Leases:

Lessor

Nomura leases office buildings located in Japan and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31, 2012			September 30, 2012
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥984,087	¥(11,174)	¥972,913	¥941,530	¥(14,689)	¥926,841
Aircraft	15,363	(1,684)	13,679	11,935	(2,133)	9,802

Total	¥999,450	¥(12,858)	¥986,592	¥953,465	¥(16,822)	¥936,643

(1)	The amounts of cost, accumulated depreciation and net carrying amount are including those for the portion utilized by Nomura.

Nomura recognized rental income of ¥28,667 million and ¥21,153 million for the six and three months ended September 30, 2011, respectively, and recognized rental income of ¥39,760 million and ¥20,187 million for the six and three months ended September 30, 2012, respectively. These are included in the consolidated statements of income within Revenue—Other.

The following table presents future minimum lease payments to be received on non-cancelable operating leases:

	Millions of yen
	March 31, 2012	September 30, 2012
Total minimum lease payments to be received	¥146,108	¥137,538

The minimum lease payments above are scheduled as below as of September 30, 2012:

	Millions of yen
		Years of receipt
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥137,538	¥25,287	¥23,289	¥19,846	¥15,749	¥11,796	¥41,571

Lessee

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under non-cancelable lease agreements. Rental expenses, net of sublease rental income, for the six and three months ended September 30, 2011 were ¥25,992 million and ¥12,321 million, respectively, and for the six and three months ended September 30, 2012 were ¥23,458 million and ¥11,548 million, respectively.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents future minimum lease payments under capital leases:

	Millions of yen
	March 31, 2012	September 30, 2012
Total minimum lease payments	¥52,855	¥52,057
Less: Amount representing interest	(28,896)	(28,530)

Present value of net lease payments	¥23,959	¥23,527

The following table presents a schedule of future minimum lease payments under capital leases as of September 30, 2012:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥52,057	¥684	¥562	¥1,417	¥3,262	¥3,221	¥42,911

Capital lease assets of ¥27,902 million and ¥23,214 million are included in the consolidated balance sheets within Other assets—Office buildings, land, equipment and facilities as of March 31, 2012 and September 30, 2012, respectively.

The following table presents future minimum lease payments under non-cancelable operating leases with remaining terms exceeding one year:

	Millions of yen
	March 31, 2012	September 30, 2012
Total minimum lease payments	¥169,038	¥153,830
Less: Sublease rental income	(9,948)	(7,799)

Net minimum lease payments	¥159,090	¥146,031

The following table presents a schedule of future minimum lease payments under non-cancelable operating leases as of September 30, 2012:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥153,830	¥18,189	¥17,710	¥15,487	¥11,905	¥10,555	¥79,984

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

9. Business combinations:

During the six months ended September 30, 2012, there was no significant business combination.

For the purpose of streamlining Nomura Group’s management structure for faster decision making in relation to reorganization, on May 13, 2011, Nomura entered into an agreement with one of its affiliated companies, Nomura Land and Building Co., Ltd. (“NLB”) to implement a share exchange (“Share Exchange Agreement”) effective on July 1, 2011. In advance of the effective date of the Share Exchange Agreement, Nomura acquired an additional 39.0% of the issued shares of NLB (“Share Purchases”) as of May 24, 2011. As a result of the Share Purchases, NLB became a consolidated subsidiary of Nomura during the three months ended June 30, 2011. Nomura’s total consideration in relation to the Share Purchases was approximately ¥37,620 million. The difference between the fair value of the acquired net assets of NLB and the acquisition cost is accounted for as a bargain purchase gain of ¥44,963 million which is reported within Revenue—Other in the consolidated statements of income.

The Share Purchases are accounted for as a step acquisition in these interim consolidated financial statements, because Nomura held 38.5% of the outstanding shares of NLB prior to the Share Purchases. Nomura remeasured the previously held equity investments in NLB and other companies which were acquired as a result of the Share Purchases at fair value. The change in fair value was a loss of ¥16,555 million which is reported within Revenue—Other in the consolidated statements of income. The remeasurement to fair value was determined primarily based on the cost of the Share Purchases, in which the financial condition and assets of NLB were considered in reference to the valuation results provided by third party appraisers. As of the date of the Share Purchases, the previously held equity investments were remeasured at the fair value of ¥38,379 million. Further, equity investments in NLB previously held by other affiliated companies of Nomura were also remeasured at fair value, resulting in an additional loss of ¥4,109 million which is also reported within Revenue—Other in the consolidated statements of income.

There were no other material acquisition-related costs incurred in connection with this business combination.

The operating results of NLB and other companies acquired as a result of the Share Purchases have been included in the consolidated statements of income since May 2011. For the six and three months ended September 30, 2011, revenues generated by NLB and these other companies which have been included in the consolidated statements of income were ¥142,058 million and ¥98,822 million respectively, including real estate sales of ¥61,939 million and ¥46,295 million, respectively. In addition, for the six and three months ended September 30, 2011, costs of real estate sales were ¥53,664 million and ¥40,602 million respectively, and the impact from NLB and other companies acquired as a result of the Share Purchases were a net loss of ¥100 million and net income of ¥803 million, respectively.

For the six and three months ended September 30, 2012, revenues generated by NLB and these other companies which have been included in the consolidated statements of income were ¥265,397 million and ¥132,192 million respectively, including real estate sales of ¥134,568 million and ¥63,420 million, respectively. In addition, for the six and three months ended September 30, 2012, costs of real estate sales were ¥113,235 million and ¥56,127 million respectively, and the impact from NLB and other companies acquired as a result of the Share Purchases were a net loss of ¥706 million and net income of ¥524 million, respectively.

Revenues and expenses arising from NLB and other companies that are acquired as a result of the Share Purchases are generally reported in Revenue—Other and Non-interest expenses—Other in the consolidated statements of income.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table provides a summary of the fair value of the assets acquired and the liabilities assumed, as of the date of the Share Purchases.

Millions of yen
Assets:
Cash and cash deposits	¥78,634
Loans receivable(1)	54,023
Receivables from other than customers	12,865
Office buildings, land, equipment and facilities	715,683
Intangible assets(2)	60,048
Assets other than above(3)	1,290,121

Total assets	2,211,374

Liabilities:
Short-term borrowings	82,800
Long-term borrowings	952,932
Liabilities other than above	748,889

Total liabilities	1,784,621

Equity attributable to NHI shareholders	120,962

Noncontrolling interests of NLB(4)	22,397

Noncontrolling interests attributable to other than shareholders of NLB(5)	283,394

Acquisition costs and fair value of previously held equity investments in NLB and other newly consolidated subsidiaries	75,999

Goodwill	¥(44,963)

(1)	Valuation is based on the difference between the gross contractual amounts receivable of ¥54,131 million and the estimate of the contractual cash flows not expected to be collected of ¥108 million.
(2)	Includes finite-lived intangible assets related to client contracts and lease agreements which are amortized based on a weighted-average amortization period of nine years with no estimated residual value.
(3)	Includes real estate classified as held for sale.
(4)	Valuation is based on the acquisition cost of the Share Purchases.
(5)	Valuation is based on either the market value or the net asset value as of the date of acquisition.

Based on the Share Exchange Agreement, 118 common shares of the company were allotted and delivered for each share of NLB, and NLB became a wholly owned subsidiary of Nomura as of July 1, 2011. On the same day, the Company issued 103,429,360 common shares. In addition, the common shares of NLB which Nomura acquired through the Share Exchange Agreement include the shares that had been held by one of Nomura’s subsidiaries, Nomura Asset Management Co., Ltd., and the acquisition of those shares is accounted for as a transaction between entities under common control.

The following selected (unaudited) pro-forma financial information presents revenue and net income (loss) amounts as if the acquisitions occurred on April 1, 2010.

Millions of yen, except per share data
Six months ended September 30, 2011
Total revenue	¥847,892
Net income (loss) attributable to NHI shareholders	¥(52,359)
Basic net income (loss) attributable to NHI shareholders per share	(14.44)
Diluted net income (loss) attributable to NHI shareholders per share	(14.44)

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

10. Other assets—Other / Other liabilities:

The following table sets forth Other assets—Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31, 2012	September 30, 2012
Other assets—Other:
Securities received as collateral	¥92,743	¥256,334
Goodwill and other intangible assets(1)	160,227	141,071
Deferred tax assets	201,244	166,720
Investments in equity securities for other than operating purposes	113,006	96,047
Other(2)	907,903	851,454

Total	¥1,475,123	¥1,511,626

Other liabilities:
Obligation to return securities received as collateral	¥92,743	¥256,334
Accrued income taxes	16,169	14,325
Other accrued expenses and provisions	378,957	318,076
Other(3)	678,032	660,348

Total	¥1,165,901	¥1,249,083

(1)	For the six months ended September 30, 2012, Nomura recognized impairment loss on goodwill relating to Wholesale Division of ¥8,293 million within Non-interest expenses—Other in the consolidated statements of income, due to decline in fair value of a reporting unit in Wholesale Division caused by prolonged economic downturn. The fair value was determined based on DCF.
(2)	Includes real estate classified as held for sale which is carried at the lower of net book value or fair value less cost to sell.
(3)	Includes the liabilities relating to the investment contracts which were underwritten by the insurance subsidiary. The amounts of carrying values are ¥292,120 million and ¥290,342 million and estimated fair values are ¥294,242 million and ¥295,179 million, as of March 31, 2012 and as of September 30, 2012, respectively. The fair value is estimated by discounting future cash flows and it would be generally classified as Level 3.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

11. Earnings per share:

A reconciliation of the amounts and the numbers used in the calculation of net income (loss) attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30
	2011	2012
Basic—
Net income (loss) attributable to NHI shareholders	¥(28,321)	¥4,700
Weighted average number of shares outstanding	3,627,116,186	3,682,504,520
Net income (loss) attributable to NHI shareholders per share	¥(7.81)	¥1.28

Diluted—
Net income (loss) attributable to NHI shareholders	¥(28,326)	¥4,678
Weighted average number of shares outstanding	3,626,187,054	3,746,279,139
Net income (loss) attributable to NHI shareholders per share	¥(7.81)	¥1.25

	Millions of yen except per share data presented in yen
	Three months ended September 30
	2011	2012
Basic—
Net income (loss) attributable to NHI shareholders	¥(46,092)	¥2,809
Weighted average number of shares outstanding	3,645,882,160	3,691,932,626
Net income (loss) attributable to NHI shareholders per share	¥(12.64)	¥0.76

Diluted—
Net income (loss) attributable to NHI shareholders	¥(46,096)	¥2,793
Weighted average number of shares outstanding	3,643,409,618	3,755,137,084
Net income (loss) attributable to NHI shareholders per share	¥(12.65)	¥0.74

Net income (loss) attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the six and three months ended September 30, 2011 and 2012, arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the decrease in potential common shares arising from stock-based compensation plans issued by the Company that would have minimal impact on EPS for the six and three months ended September 30, 2011. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock-based compensation plans issued by the Company that would have minimal impact on EPS for the six and three months ended September 30, 2012.

Antidilutive stock options to purchase 103,395,500 common shares and 101,183,700 common shares for the six and three months ended September 30, 2011, respectively, were not included in the computation of diluted EPS. Antidilutive stock options to purchase 13,776,300 common shares and 22,980,700 common shares were not included in the computation of diluted EPS for the six and three months ended September 30, 2012, respectively.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

12. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans includes the following components.

Japanese entities’ plans—

	Millions of yen
	Six months ended September 30
	2011	2012
Service cost	¥4,001	¥4,608
Interest cost	2,162	2,148
Expected return on plan assets	(1,566)	(2,043)
Amortization of net actuarial losses	1,579	1,738
Amortization of prior service cost	(573)	(771)

Net periodic benefit cost	¥5,603	¥5,680

	Millions of yen
	Three months ended September 30
	2011	2012
Service cost	¥2,011	¥2,396
Interest cost	1,081	1,074
Expected return on plan assets	(783)	(1,022)
Amortization of net actuarial losses	790	869
Amortization of prior service cost	(286)	(384)

Net periodic benefit cost	¥2,813	¥2,933

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

13. Restructuring initiatives:

In anticipation of an ongoing environment of economic uncertainty, Nomura has undertaken group-wide restructuring initiatives primarily focusing on the Wholesale Division to improve profitability, select accretive businesses aligned with market conditions and allocate business resources to growth regions accordingly since the three month period ended December 31, 2011.

As a result of these restructuring initiatives, Nomura recognized ¥12,769 million of restructuring costs in total as of September 30, 2012 and ¥372 million for the six months ended September 30, 2012. These primarily comprise employee termination costs reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income. Nomura did not have any restructuring costs in connection with these restructuring initiatives for the three months ended September 30, 2012. Liabilities relating to restructuring costs were ¥7,083 million and ¥2,803 million as of March 31, 2012 and September 30, 2012, respectively. For the six months ended September 30, 2012, ¥4,652 million had been settled.

These restructuring initiatives are scheduled to be completed during the year ending March 31, 2013, however, the amount of costs to be incurred going forward is not expected to be material.

In addition to the restructuring initiatives described above, Nomura has commenced a cost reduction program focusing on the Wholesale Division to revise business models and increase business efficiencies since the three month period ended September 30, 2012.

As a result of the restructuring program, Nomura recognized ¥6,749 million of restructuring costs for the three months ended September 30, 2012. These primarily are included within Non-interest expenses—Compensation and benefits in the consolidated statements of income. Liabilities relating to restructuring costs were ¥6,427 million as of September 30, 2012. For the three months ended September 30, 2012, ¥322 million had been settled.

The restructuring program is scheduled to be completed during the year ending March 31, 2014, however the total costs to be incurred going forward are currently under evaluation.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

14. Income taxes:

Effective statutory tax rates were 41% for the six and three months ended September 30, 2011 and 38% for the six and three months ended September 30, 2012. Due to the revisions of domestic tax laws during the third quarter ended December 31, 2011, effective statutory tax rates are 38% for the fiscal years beginning between April 1, 2012 and March 31, 2015, and 36% thereafter.

For the six months ended September 30, 2011, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of negative 155.2% was mainly due to an increase in valuation allowance of foreign subsidiaries, whereas non-taxable revenues increased the effective tax rate. For the three months ended September 30, 2011, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 0.8% was mainly due to an increase in valuation allowance of foreign subsidiaries.

For the six months ended September 30, 2012, the difference between the effective statutory tax rate of approximately 38% and the effective tax rate of 79.2% was mainly due to non-deductible expenses, different tax rates and changes in effective statutory tax rates applicable to income (loss) of foreign subsidiaries, whereas non-taxable revenues and a decrease in valuation allowance of foreign subsidiaries reduced the effective tax rate. For the three months ended September 30, 2012, the difference between the effective statutory tax rate of approximately 38% and the effective tax rate of 84.9% was mainly due to different tax rates and changes in effective statutory tax rates applicable to income (loss) of foreign subsidiaries, whereas non-taxable revenues and a decrease in valuation allowance of foreign subsidiaries reduced the effective tax rate.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

15. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite notes that may be issued by the clients. The outstanding commitments under these agreements are included in below commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Certain consolidated VIEs which are engaged in the aircraft leasing business have commitments to purchase aircraft. The outstanding commitments under these agreements are included in commitments to purchase aircraft.

These commitments outstanding were as follows:

	Millions of yen
	March 31, 2012	September 30, 2012
Commitments to extend credit	¥332,009	¥340,719
Commitments to invest in partnerships	28,825	24,073
Commitments to purchase aircraft	52,411	39,009

As of September 30, 2012, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥340,719	¥106,271	¥39,948	¥130,344	¥64,156
Commitments to invest in partnerships	24,073	60	15,503	2,485	6,025
Commitments to purchase aircraft	39,009	23,821	15,188	—	—

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Other commitments

The amounts of commitments to purchase real estate for sale and rental were ¥234,400 million as of March 31, 2012 and ¥257,519 million as of September 30, 2012. The amount as of September 30, 2012 included ¥157,133 million with maturities of less than 1 year and ¥100,386 million with maturities of 1 to 5 years.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fine, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company discloses details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these interim consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated results of operations or cash flows in a particular quarter or annual period.

For those significant actions and proceedings described below where the counterparty has alleged a specific amount of damages, the Company currently estimates that the reasonably possible for the matter would not exceed the amount specified in each case. For each of these matters, the specific amount alleged (which is the Company’s current estimate of the maximum reasonably possible loss) is indicated in the description of the matter below.

For certain other significant actions and proceedings described below, management is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues to vigorously challenge the Pescara Tax Court’s decisions in favor of the local tax authorities. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proof of claims filed by the Company’s subsidiary, Nomura Securities Co., Ltd. (“NSC”) in respect of swaps and other derivative transactions in the total amount of approximately $37 million, and affirmatively sought recovery of damages. On August 21, 2012, the parties filed a stipulation dismissing with prejudice the proceedings and resolving the claim.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the U.S. since December 2008). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Madoff Trustee. NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in U.S. Bankruptcy Court. Both actions seek to recover approximately $35 million. The $35 million amount is Nomura’s current estimate of the maximum reasonably possible loss from this matter.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose company (“SPC”) established at the request of NIP. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with a third party. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous sponsors, issuers and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including certain of the Company’s U.S. subsidiaries. The action alleges that FHLB-Boston purchased residential MBS issued by a U.S. subsidiary of the Company for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by a U.S. subsidiary of the Company but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, and uncertainties concerning significant legal issues that may be dispositive, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“Wescorp”) against various sponsors, issuers and underwriters of residential MBS purchased by Wescorp. The complaint alleges that Wescorp purchased residential MBS issued by certain of the Company’s U.S. subsidiaries, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that Wescorp purchased certificates in two offerings in which a U.S. subsidiary of the Company was the issuer in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has issued tentative rulings which would result in dismissal of certain of NCUA’s claims, but no order has yet been entered. Due to the legal uncertainties involved, as well as the lack of any discovery concerning the facts, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous sponsors, issuers and underwriters of residential MBS, and their controlling persons, including certain of the Company’s U.S. subsidiaries. The action alleges that the GSEs purchased residential MBS issued by certain of the Company’s subsidiaries in the U.S. for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in which a U.S. subsidiary of the Company was the issuer in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. The court has denied the motion to dismiss filed by the Company’s subsidiaries, but an issue that would resolve a substantial part of the action is the subject of an interlocutory appeal to the United States Court of Appeals for the Second Circuit. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various sponsors, issuers and underwriters of residential MBS purchased by U.S. Central, including a U.S. subsidiary of the Company. The complaint alleges that U.S. Central purchased residential MBS issued by the Company subsidiary, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint against the U.S. subsidiary alleges that U.S. Central purchased certificates in one offering in which the subsidiary was the issuer in the original principal amount of approximately $50 million and seeks rescission of its purchases or compensatory damages. The court denied, in part, motions to dismiss filed by the defendants, but has certified for interlocutory appeal an issue that would substantially resolve the action in defendant’s favor. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the trustee (the “Madoff Trustee”) appointed for the liquidation of Bernard L. Madoff Investment Securities LLC (“BLMIS”) in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

In August 2012, The Prudential Insurance Company of America, Commerce Street Investments, LLC, Pru Alpha Fixed Income Opportunity Master Fund I, L.P., and Prudential Trust Company filed several complaints in the Superior Court of New Jersey against various issuers, sponsors and underwriters of residential MBS, including an action against certain of the Company’s U.S. subsidiaries. The action against the U.S. subsidiaries has been removed to federal court. The complaint alleges that plaintiffs purchased over $183 million in residential mortgage-backed securities from five different offerings in which subsidiaries of the Company were involved. Plaintiffs allege that the subsidiaries of the Company made material misrepresentations that were fraudulent regarding the underwriting practices and quality of the loans making up the securities. Plaintiffs allege causes of action for fraud, aiding and abetting fraud, negligent misrepresentation, and New Jersey Civil RICO, and seek to recover, among other things, compensatory and treble damages. Due to the lack of information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

NSC is the leading securities firm in Japan with approximately five million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. Among these includes an action commenced against NSC in April 2012 by a large account corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008. The plaintiff alleges among other things, insufficient explanation in the sale of the structured notes by NSC. NSC believes these allegations are without merit. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

The Company supports the position of its subsidiaries in each of these claims.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized mortgage loans in the form of MBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, and from certificate insurers. It is our policy to review each claim that has been received, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans (or to otherwise compensate the issuing trust) for those claims that the subsidiaries have determined to have merit. In several instances, following the rejection of repurchase demands investors have instituted breach of contract claims through the trustees. These breach of contract claims, which seek to enforce the repurchase demands made, are at a very early stage, and in many cases claims have been filed but not served.

The Company cannot provide an estimate of reasonably possible loss relating to the existing unresolved demands or the likelihood of additional breach of representation claims at this time due to the uncertainties involved. Specifically, macroeconomic conditions, including the unemployment rate, affect the rate of defaults in residential mortgages. Further, the Company’s exposure with respect to such claims is influenced by the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans. As at December 14, 2012, the subsidiaries have received loan repurchase claims of $5,435 million that are unresolved. Further, due to the lack of factual information at this early stage and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to breach of contract claims arising from rejected repurchase demands.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation at inception.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees:

	Millions of yen
	March 31, 2012		September 30, 2012
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)(2)	¥3,997,315	¥107,572,427	¥3,547,446	¥96,645,286
Standby letters of credit and other guarantees(3)	264	21,674	238	28,919

(1)	Credit derivatives are disclosed in Note 3. “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity contracts, interest rate contracts and foreign exchange contracts.
(3)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2012 is ¥6,377 million and as of September 30, 2012 is ¥5,634 million.

The following table presents maturity information on Nomura’s derivative contracts that could meet the definition of a guarantee and standby letters of credit and other guarantees as of September 30, 2012:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥3,547,446	¥96,645,286	¥26,217,815	¥25,301,347	¥11,272,605	¥33,853,519
Standby letters of credit and other guarantees	238	28,919	20,835	138	684	7,262

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

16. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management and the Wholesale segments. Nomura structures its business segments based upon the nature of main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. In accordance with the realignment in April 2012, certain prior period amounts of Wholesale and Other have been reclassified to conform to the current period presentation.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2011
Non-interest revenue	¥176,685	¥33,110	¥154,857	¥203,469	¥568,121
Net interest revenue	1,484	1,684	66,675	(2,371)	67,472

Net revenue	178,169	34,794	221,532	201,098	635,593
Non-interest expenses	145,426	22,635	308,103	166,064	642,228

Income (loss) before income taxes	¥32,743	¥12,159	¥(86,571)	¥35,034	¥(6,635)

Six months ended September 30, 2012
Non-interest revenue	¥161,906	¥30,677	¥190,228	¥315,673	¥698,484
Net interest revenue	1,591	1,180	68,749	(5,103)	66,417

Net revenue	163,497	31,857	258,977	310,570	764,901
Non-interest expenses	140,347	21,927	267,335	286,241	715,850

Income (loss) before income taxes	¥23,150	¥9,930	¥(8,358)	¥24,329	¥49,051

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2011
Non-interest revenue	¥83,044	¥16,012	¥46,072	¥127,792	¥272,920
Net interest revenue	936	(61)	35,498	(5,343)	31,030

Net revenue	83,980	15,951	81,570	122,449	303,950
Non-interest expenses	73,250	11,238	152,223	109,510	346,221

Income (loss) before income taxes	¥10,730	¥4,713	¥(70,653)	¥12,939	¥(42,271)

Three months ended September 30, 2012
Non-interest revenue	¥80,192	¥15,446	¥103,974	¥156,423	¥356,035
Net interest revenue	594	(7)	33,120	(420)	33,287

Net revenue	80,786	15,439	137,094	156,003	389,322
Non-interest expenses	69,824	10,879	136,901	148,658	366,262

Income (loss) before income taxes	¥10,962	¥4,560	¥193	¥7,345	¥23,060

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following tables present the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30
	2011	2012
Net gain (loss) related to economic hedging transactions	¥2,716	¥(267)
Realized gain (loss) on investments in equity securities held for operating purposes	498	(123)
Equity in earnings of affiliates	5,445	4,619
Corporate items(1)	4,002	(420)
Other(2)	22,373	20,520

Total	¥35,034	¥24,329

	Millions of yen
	Three months ended September 30
	2011	2012
Net gain (loss) related to economic hedging transactions	¥4,221	¥964
Realized gain (loss) on investments in equity securities held for operating purposes	(183)	613
Equity in earnings of affiliates	1,970	3,346
Corporate items	(8,616)	(7,044)
Other(2)	15,547	9,466

Total	¥12,939	¥7,345

(1)	Includes the gain due to the business combination with NLB in Corporate items for the six months ended September 30, 2011.
(2)	Includes the impact of Nomura’s own creditworthiness in the financial liabilities and derivative liabilities for which the fair value option was elected.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of income.

	Millions of yen
	Six months ended September 30
	2011	2012
Net revenue	¥635,593	¥764,901
Unrealized gain (loss) on investments in equity securities held for operating purposes	(3,639)	6,032

Consolidated net revenue	¥631,954	¥770,933

Non-interest expenses	¥642,228	¥715,850
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥642,228	¥715,850

Income (loss) before income taxes	¥(6,635)	¥49,051
Unrealized gain (loss) on investments in equity securities held for operating purposes	(3,639)	6,032

Consolidated income (loss) before income taxes	¥(10,274)	¥55,083

	Millions of yen
	Three months ended September 30
	2011	2012
Net revenue	¥303,950	¥389,322
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,361)	12,357

Consolidated net revenue	¥301,589	¥401,679

Non-interest expenses	¥346,221	¥366,262
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥346,221	¥366,262

Income (loss) before income taxes	¥(42,271)	¥23,060
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,361)	12,357

Consolidated income (loss) before income taxes	¥(44,632)	¥35,417

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Six months ended September 30
	2011	2012
Net revenue(1):
Americas	¥60,609	¥101,310
Europe	94,520	79,287
Asia and Oceania	16,224	16,382

Subtotal	171,353	196,979
Japan	460,601	573,954

Consolidated	¥631,954	¥770,933

Income (loss) before income taxes:
Americas	¥(27,014)	¥21,857
Europe	(47,324)	(56,690)
Asia and Oceania	(10,831)	(6,826)

Subtotal	(85,169)	(41,659)
Japan	74,895	96,742

Consolidated	¥(10,274)	¥55,083

	Millions of yen
	Three months ended September 30
	2011 (Restated(2))	2012
Net revenue(1):
Americas	¥23,903	¥59,878
Europe	45,449	26,988
Asia and Oceania	6,392	8,695

Subtotal	75,744	95,561
Japan	225,845	306,118

Consolidated	¥301,589	¥401,679

Income (loss) before income taxes:
Americas(2)	¥(25,678)	¥15,604
Europe	(15,595)	(40,255)
Asia and Oceania	(9,308)	(4,951)

Subtotal(2)	(50,581)	(29,602)
Japan(2)	5,949	65,019

Consolidated	¥(44,632)	¥35,417

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Nomura corrected the allocation of expenses of ¥1,837 million from Japan to the Americas for the three months ended September 30, 2011. The correction has no impact on Income (loss) before income taxes as set forth in the consolidated statements of income.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2012	September 30, 2012
Long-lived assets:
Americas	¥94,698	¥93,761
Europe	114,195	99,728
Asia and Oceania	23,892	20,541

Subtotal	232,785	214,030
Japan	973,711	994,918

Consolidated	¥1,206,496	¥1,208,948

17. Supplementary subsidiary guarantee information required under SEC rules:

The Company provides several guarantees of borrowings of its subsidiaries. The Company has fully and unconditionally guaranteed the securities issued or to be issued by Nomura America Finance LLC, which is an indirect, wholly owned finance subsidiary of the Company.

18. Subsequent events:

Disposal of a private equity investment

In November 2012, Nomura International plc, our wholly owned subsidiary, entered into an agreement to sell its investment in Annington Homes to a fund managed by UK private equity firm Terra Firma, which currently manages the investment on behalf of Nomura. The agreement was subject to certain conditions precedent which have been satisfied, and the sale was completed on December 13, 2012. The investment in Annington Homes is carried at fair value with changes in fair value recognized through earnings, and Nomura expects to recognize significant additional revenue from adjusting the carrying value of the investment to approximately ¥115 billion in the third quarter ending December 31, 2012 as the conditions precedent were satisfied and upon completion of the sale. Nomura also expects to derecognize the investment from its consolidated balance sheet on the date of sale in the third quarter ending December 31, 2012. The fair value of the investment as of September 30, 2012 was ¥97.6 billion (see “Operating and Financial Review and Prospects—Private Equity Business—Terra Firma Investments” above) and has not been adjusted to reflect the sale price achieved after September 30, 2012 because the conditions precedent in the sale agreement had not been fulfilled as of September 30, 2012.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Nomura Holdings, Inc.

We have reviewed the consolidated balance sheet of Nomura Holdings, Inc. and subsidiaries (the “Company”) as of September 30, 2012, and the related consolidated statements of income and comprehensive income for the three-month and six-month periods ended September 30, 2012 and 2011, and the consolidated statements of changes in equity and cash flows for the six-month periods ended September 30, 2012 and 2011. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Nomura Holdings, Inc. and subsidiaries as of March 31, 2012, and the related consolidated statements of income, changes in equity, comprehensive income, and cash flows for the year then ended (not presented herein) and in our report dated June 27, 2012 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2012, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

December 21, 2012

Exhibit 15

December 21, 2012

The Board of Directors

Nomura Holdings, Inc.

We are aware of the incorporation by reference in the Registration Statements (Form F-3 No. 333-165049 and No. 333-169682 and Form S-8 No. 333-134590, No. 333-141988, No. 333-144112, No. 333-150267, No. 333-158344 No. 333-165925, No. 333-173244 and No. 333-180506) and related Prospectus of Nomura Holdings, Inc. of our report dated December 21, 2012 relating to the unaudited interim consolidated financial statements of Nomura Holdings, Inc. and subsidiaries as of September 30, 2012, and for the six-month periods ended September 30, 2012 that are included in its Form 6-K dated December 21, 2012.

/s/ Ernst & Young ShinNihon LLC